(As filed with the Securities and Exchange Commission on March 29, 2013)

Securities Act File No. 333-174523

Investment Company Act File No. 811-21061

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement Under The Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒
and/or
Registration Statement Under The Investment Company Act of 1940	☒
Amendment No. 3	☒
(check appropriate box or boxes)

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

(Exact Name of Registrant as Specified in Charter)

c/o Aetos Capital, LLC

875 Third Avenue

New York, New York 10022

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 201-2500

Michael Klein

Aetos Capital, LLC

875 Third Avenue

New York, New York 10022

(Name and Address of Agent for Service)

With a copy to:

Leonard B. Mackey, Jr., Esq.

Clifford R. Cone, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8 (c)
☐	immediately upon filing pursuant to paragraph [b]
☐	on (date) pursuant to paragraph b
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee*
Limited Liability Company Interests	$1,500,000,000	$160,500.00

*	Previously Paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 29, 2013

PROSPECTUS

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

AETOS CAPITAL DISTRESSED INVESTMENT STRATEGIES FUND, LLC

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

Limited Liability Company Interests

Investment Objective. Each Fund is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. Each Fund’s investment objective is to seek capital appreciation.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Total Offerings*
	Aetos Capital Multi-Strategy Arbitrage Fund	Aetos Capital Distressed Investment Strategies Fund	Aetos Capital Long/Short Strategies Fund
Amount	$1,500,000,000	$1,000,000,000	$2,500,000,000
Sales Load	N/A	N/A	N/A
Proceeds to the Fund(1)	$1,500,000,000	$1,000,000,000	$2,500,000,000

*	Per-share information is not provided in these tables because the Funds are not unitized.
(1)	Assumes all Interests currently registered are sold in the continuous offering. Each of the Aetos Capital Multi-Strategy Arbitrage Fund, Aetos Capital Distressed Investment Strategies Fund and Aetos Capital Long/Short Strategies Fund paid organizational and offering costs of approximately $138,400 from the proceeds of its offering. All such costs have been fully amortized by the applicable Fund. See “Offering.”

Interests will be sold only to Qualified Investors (as defined herein). Interests will not be listed on any securities exchange.

Investment Portfolio. Each Fund invests primarily in private investment vehicles (commonly known as “hedge funds”) that are managed by a select group of alternative asset managers (“Portfolio Managers”) that employ different “absolute return” investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. The principal investment strategy/strategies of each Fund is set forth below:

Name of Fund	Principal Investment Strategy/Strategies
Aetos Capital Multi-Strategy Arbitrage Fund	event driven arbitrage, relative value arbitrage, convertible arbitrage and fixed income arbitrage

Aetos Capital Distressed Investment Strategies Fund	distressed investments

Aetos Capital Long/Short Strategies Fund	long/short equity and fixed income

For a discussion of each Fund’s principal investment strategies, see “Investment Objective and Principal Strategies—The Investment Programs of the Funds.”

Risk Factors and Restrictions on Transfer. Investing in the limited liability company interests of a Fund (“Interests”) involves a high degree of risk. See “Risk Factors” beginning on page [15]. With very limited exceptions, Interests are not transferable and liquidity will be provided only through repurchase offers which may be made from time to time by a Fund as determined by the Fund’s Board of Managers (the “Board”) in its sole discretion. See “Repurchases of Interests and Transfers.”

Management Fee. Each Fund pays the Investment Manager a monthly management fee (the “Management Fee”) computed at the annual rate of 0.75% of the net asset value of the Fund as of the last day of the month (before any repurchases of Interests). See “Management of the Funds.”

The overall fees and expenses payable by each Fund and its investors (which do not include the fees and expenses of the underlying funds in which each Fund invests) are higher than those paid by most other registered investment companies but are generally similar to those paid by many private investment funds and certain other registered investment companies with investment policies similar to those of the relevant Fund. See “Management of the Funds.”

This prospectus concisely provides the information that a prospective investor should know about each Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about each Fund, including a statement of additional information (“SAI”) dated [                    ], 2013, has been filed with the SEC. The SAI is available upon request and without charge by writing the Funds c/o Aetos Capital, 875 Third Avenue, New York, NY 10022 or by calling (212) 201-2500. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page [52] of this prospectus. The SAI, and other information about the Funds, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this prospectus. The Funds have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No Fund is making an offer of Interests in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This is only a summary. The summary does not contain all of the information that you should consider before investing in any of the Funds (as defined below). You should review the more detailed information contained in this prospectus and in the SAI, especially information under the heading “Risk Factors.”

The Funds	Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC (each a “Fund,” and collectively, the “Funds”) are limited liability companies. The Funds are registered as non-diversified, closed-end management investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Aetos Alternatives Management, LLC serves as each Fund’s investment manager (the “Investment Manager”).

Investment Objective and Principal Strategies	Investors who purchase limited liability company interests in a Fund (“Interests”) in an offering, and other persons who acquire Interests and are admitted to a Fund by its Board of Managers (the “Board”), will become members of that Fund (“Members”). Each Fund’s investment objective is to seek capital appreciation. Current income is not an objective. Each Fund seeks to achieve this investment objective by allocating its assets for investment among a select group of alternative asset managers (“Portfolio Managers”) employing different “absolute return” investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital. The Investment Manager is primarily responsible for selecting the Portfolio Managers and determining the portion of each Fund’s assets to be allocated to each Portfolio Manager, subject to the general supervision of the Fund’s Board. Each Fund implements these allocation decisions primarily by investing in private investment vehicles (commonly known as “hedge funds”) that are managed by Portfolio Managers.

Each Fund’s assets are allocated primarily to Portfolio Managers that pursue the Fund’s principal absolute return investment strategy or strategies as set forth below:

Name of Fund	Principal Investment Strategy/Strategies
Aetos Capital Multi-Strategy Arbitrage Fund	event driven arbitrage, relative value arbitrage, convertible arbitrage and fixed income arbitrage
Aetos Capital Distressed Investment Strategies Fund	distressed investments
Aetos Capital Long/Short Strategies Fund	long/short equity and fixed income

The Aetos Capital Distressed Investment Strategies Fund will, under normal market conditions, invest at least 80% of its net assets (which includes borrowings for investment purposes) in Portfolio Funds (as defined below) or with Portfolio Managers that invest primarily in distressed securities. This investment policy is a non-fundamental policy of Aetos Capital Distressed Investment Strategies Fund and may be changed by the Board. Aetos Capital Distressed Investment Strategies Fund will notify Members at least 60 days’ prior to any change in this investment policy. The determination of whether a Portfolio Fund or a Portfolio Manager invests primarily in distressed securities is made by the Investment Manager in its sole discretion. Such determinations are reevaluated regularly by the Investment Manager.

Portfolio Managers generally employ a variety of sophisticated investment techniques that include, among other things, short sales of securities, use of leverage (i.e., borrowing money for investment purposes), and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Portfolio Managers’ use of these techniques is an integral part of their investment programs and involves significant risks to each Fund.

Portfolio Managers generally invest in marketable securities, although certain Portfolio Managers may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds are not themselves marketable and are extremely illiquid. Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments, currencies, financial futures, commodities, real estate bank loans and other fixed income and debt-related instruments. Portfolio Managers are generally not limited as to the markets (either by location or type, such as large capitalization, small capitalization or non-U.S. markets) in which they may invest or the investment discipline that they may employ (such as value or growth or bottom-up or top-down analysis).

Each Fund invests in limited partnerships, joint ventures, other investment companies (both registered and unregistered) and similar entities managed by Portfolio Managers (“Portfolio Funds”). As “funds of funds,” the Funds benefit from reduced exposure to any individual investment manager, and each Fund has the ability to shift its allocations among Portfolio Managers and/or sub-strategies as market conditions may dictate.

However, a Fund generally may make new or additional investments in or effect withdrawals from Portfolio Funds only at certain times prescribed by the Portfolio Funds. Therefore, a Fund’s allocation shifting generally is subject to these imposed time limitations. Each Fund may on occasion retain Portfolio Managers to manage and invest designated portions of its assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner/manager of the vehicle and the relevant Fund will be the sole limited partner/member). Any arrangement in which a Fund retains a Portfolio Manager to manage an account or investment vehicle is referred to as a “Portfolio Account.” To the extent a Fund retains a Portfolio

Manager to manage and invest its assets in a Portfolio Account, the Portfolio Account and all assets invested in it will be subject to the requirements of the Investment Company Act and the Fund will look through to the underlying assets of the Portfolio Account for purposes of compliance with the Fund’s investment policies and restrictions. In addition, a Portfolio Manager of a Portfolio Account will be a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and will be subject to the requirements of both the Investment Advisers Act and the Investment Company Act that apply to the relationship between an investment company and its investment adviser.

Each Fund will not invest more than 40% of its total assets at the time of investment in any one Portfolio Fund or with any one Portfolio Manager. See “Investment Objective and Principal Strategies—The Multi-Manager Approach.”

The Investment Manager selects Portfolio Managers on the basis of various criteria, generally including, among other things: the Portfolio Manager’s performance during various time periods and market cycles; the Portfolio Manager’s reputation, experience and training; its articulation of, and adherence to, its investment philosophy; the presence and deemed effectiveness of its risk management discipline; results of on-site interviews of the management team; the quality and stability of the Portfolio Manager’s organization, including internal and external professional staff; and the existence of substantial investments in the Portfolio Manager’s investment program by key personnel of the Portfolio Manager.

The Investment Manager regularly evaluates each Portfolio Manager to determine whether such Portfolio Manager’s investment programs are consistent with the relevant Fund’s investment objective and whether the Portfolio Manager’s investment performance is satisfactory. Based on these evaluations, the Investment Manager allocates and reallocates each Fund’s assets among Portfolio Managers and may terminate or add Portfolio Managers. While the addition of Portfolio Managers that do not manage Portfolio Accounts does not require the approval of Members, the addition of those that do manage Portfolio Accounts does require such approval. See “Investment Objective and Principal Strategies.”

An investment in a Fund involves substantial risks and no assurance can be given that a Fund will achieve its investment objective.

Asset Allocation Program

Investors seeking allocation advice from the Investment Manager may purchase Interests in the Funds through the Investment Manager’s separate account asset allocation program (the “Program”). To participate in the Program, an investor must establish an investment management arrangement with the Investment Manager, pursuant to which the Investment Manager will have full discretionary authority (unless the investor otherwise directs) to allocate the investor’s assets among the Funds. The Investment Manager’s allocation decisions will be individualized for each investor in accordance with an asset allocation framework established for the investor that is based upon a consideration of a variety of factors relating to such investor. These factors may include, among other things, the investor’s investment objectives, its risk tolerance, its time horizon, its financial circumstances, its tax issues and its other existing investments. An investor will have the ability to impose reasonable restrictions on the management of its separate account. The Investment Manager will reconsider the asset allocation framework established for an investor when informed by the investor of a change in the investor’s particular investment needs or circumstances. Pursuant to the Program, an investor’s assets may be allocated by the Investment Manager among all or a subset of the Funds, depending upon the investor’s particular needs and objectives. In addition, the portion allocated to each Fund is likely to differ from one investor to another based on each investor’s particular investment objectives, risk tolerance, financial circumstances and other factors. The investment management arrangement established by the investor with the Investment Manager will contain specific terms and conditions of the investor’s participation in the Program, including certain restrictions on the right of the investor to withdraw from the Program. Investors who are not seeking advice from the Investment Manager regarding the allocation of their assets among the Funds may make direct investments in a Fund or the Funds. Investors making such direct investments will execute a subscription agreement with the Investment Manager containing certain terms and conditions similar to those included in the investment management arrangement of an investor participating in the Program.

The Investment Manager	The Funds’ investment manager, Aetos Alternatives Management, LLC, has operated as an investment adviser since January 2002. The Investment Manager managed more than $[ ] billion of assets as of April 30, 2013.

Pursuant to an investment advisory agreement with each Fund (each, an “Advisory Agreement”), the Investment Manager is responsible for developing, implementing and supervising each Fund’s investment program, for providing day-to-day investment management services to each Fund, and for providing various administrative services to each Fund including, among other things, providing office space and other support services. The Investment Manager is authorized, subject to the approval of the Board of each Fund and Members of each Fund, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the relevant Fund or to assist the Investment Manager in providing these services. See “Management of the Funds.”

In consideration for the services provided by the Investment Manager under the Advisory Agreements, each Fund pays the Investment Manager a monthly management fee (the “Management Fee”) computed at an annual rate of 0.75% of the net asset value of the Fund determined as of the last day of the month (before any repurchases of Interests). See “Management of the Funds.”

Administrative Fee	Each Fund pays HedgeServ Limited, its administrator (the “Administrator”), its pro rata share of a monthly fee, based on aggregate month-end net assets of the Funds at an annual rate of 0.12% on the first $250 million of net assets, 0.10% on net assets between $250 million and $500 million, 0.07% on net assets between $500 million and $750 million and 0.06% on net assets over $750 million, and reimburses the Administrator for certain out-of-pocket expenses. The Administrator provides certain administrative, accounting and investor services to the Funds. See “Management of the Funds—Administrator and Custodian.”

Valuation	The valuation of the Funds’ investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Managers for the Portfolio Funds. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and will be valued by the Portfolio Managers at fair value in accordance with procedures adopted by the Portfolio Funds. In this regard, a Portfolio Manager may face a conflict of interest in valuing the securities, as their value will affect the Portfolio Manager’s compensation. Although the Investment Manager will review the valuation procedures used by all Portfolio Managers, the Investment Manager will not be able to confirm the accuracy of valuations provided by Portfolio Managers and valuations provided by Portfolio Managers generally will be conclusive with respect to the Funds. In addition, the net asset values or other valuation information received by the Investment Manager from a Portfolio Fund and used in calculating the Fund’s net asset value will include estimates that may be subject to later adjustment or revision by the Portfolio Manager. Any such adjustment or revision will either increase or decrease the net asset value of the relevant Fund at the time that the Fund is provided with information regarding the adjustment. The Funds do not expect to restate their previous net asset values to reflect an adjustment or revision by a Portfolio Fund. In the unlikely event that a Portfolio Fund does not report a fiscal period end value to a Fund on a timely basis, the Fund would determine the fair value of the Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio.

Borrowing	Each Fund is authorized to borrow money (i) for investment purposes, (ii) to meet repurchase requests and (iii) for cash management purposes.

Each Fund may enter into a credit facility to address timing issues in connection with the acquisition of investments (i.e., to provide such Fund with temporary liquidity to acquire investments in Portfolio Funds in advance of such Fund’s receipt of subscription proceeds). Borrowings by a Fund, including any borrowings on behalf of Portfolio Accounts, will be subject to a 300% asset coverage requirement under the Investment Company Act. Borrowings by Portfolio Funds that are not registered under the Investment Company Act are not subject to this requirement. This means that Portfolio

Funds may borrow or otherwise incur leverage beyond the limitations imposed by the Investment Company Act. Any borrowings by a Fund for investment purposes (a practice known as “leverage”) involve certain risks. See “Risk Factors—Special Investments and Techniques—Leverage; Margin” and “Investment Objective and Principal Strategies—Borrowing; Use of Leverage.”

Investor Qualifications	Interests will be sold only to investors who represent that they are “accredited investors” as that term is defined by Rule 501 of Regulation D under the Securities Act of 1933, as amended (for purposes of these offerings, these investors are referred to herein as “Qualified Investors”). In addition, certain investors will be required to represent that they are “qualified clients” as that term is defined by Rule 205-3 under the Investment Advisers Act. Interests may not be purchased by charitable remainder trusts unless Federal income tax laws change. See “Taxes” beginning on page [49].

Before an investor may invest in any of the Funds, the Investment Manager will require a certification from the investor that it is a Qualified Investor and that it will not transfer its Interest except in the limited circumstances permitted under the relevant Fund’s limited liability company agreement (a “LLC Agreement”). If an investor’s certification is not received on or before the date Interests are to be issued, the investor’s order will not be accepted. See “Investor Qualifications” on page [40]. An investment in each Fund involves substantial risks. See “Risk Factors” beginning on page [15].

Investor Suitability	It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and (ii) consider factors such as its personal net worth, income, age, risk tolerance and liquidity needs.

The Offerings	Aetos Capital Multi-Strategy Arbitrage Fund is offering $1,500,000,000 in Interests. Aetos Capital Long/Short Strategies Fund is offering $2,500,000,000 in Interests. Aetos Capital Distressed Investment Strategies Fund is offering $1,000,000,000 in Interests. Interests may be purchased on a monthly basis or at such other times as may be determined by the Board of each Fund. The minimum initial investment in the Program (or in one or more Funds in the aggregate with respect to investors who choose to invest directly in one or more Funds) is $1,000,000, and subsequent investments must be at least $100,000, subject to waiver or reduction with respect to certain investors or categories of investors in the sole discretion of the Investment Manager.

Distribution Policy	Each Fund has no present intention of making periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board of each Fund. Whether or not distributions are made, Members will be required each year to report their distributive share of the relevant Fund’s taxable income or loss.

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions	Each Fund is a non-diversified, closed-end management investment company (a “closed-end fund”). Closed-end funds differ from open-end management investment companies (commonly known as “mutual funds”) in that investors in closed-end funds, such as the Funds, do not have the right to redeem their shares or interests on a daily basis.

In addition, there is no public market for Interests in the Funds and none is expected to develop. With very limited exceptions, Interests in the Funds are not transferable, and liquidity will be provided only through repurchase offers made from time to time by a Fund, as described below. If an investor attempts to transfer its Interest in violation of the relevant LLC Agreement, the transfer will not be permitted and will be void. An investment in a Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

Repurchases of Interests	Members’ Interests in the Funds are not redeemable. Instead, each Fund from time to time will offer to repurchase outstanding Interests pursuant to written tenders by Members. Repurchase offers will be made periodically on terms determined by the Board of each Fund. The Investment Manager will recommend to the Board that each Fund offer to repurchase Interests up to four times each year, generally as of the last business day in March, June, September and December. Each Board has adopted a policy to authorize such quarterly repurchase offers, subject to current market, liquidity, asset allocation and other relevant considerations, including the extent to which Members have expressed an interest in having the applicable Fund repurchase their Interests, so that Members of a Fund will have the ability to redeem their Interests to the same extent as the Fund has the ability to redeem its interests in the Portfolio Funds. It is anticipated that each repurchase offer will extend only to a specified portion (not expected to exceed 25%) of a Fund’s net assets, based upon, among other things, the liquidity of the Fund’s assets. Because each Fund’s assets are expected to be extremely illiquid, it is anticipated that repurchase offers will be accordingly limited. However, the Investment Manager expects to manage the liquidity of each Fund (other than the Aetos Capital Distressed Investment Strategies Fund) so that under normal circumstances, a Member that desires to redeem its entire Interest in a Fund may do so within one year from the date of the expiration of the tender offer following the Member’s repurchase request.

Each Fund is subject to certain Portfolio Funds’ initial lock-up periods beginning at the time of the Fund’s initial investment in a Portfolio Fund, during which the Fund generally may not withdraw its investment. Should a Fund seek to liquidate its investment in a Portfolio Fund that maintains a side pocket, the Fund will not receive the investment proceeds attributable to the side pocket until the side pocket is liquidated or deemed liquid by the Portfolio Fund. In addition, certain Portfolio Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions. During such periods, each Fund may not be able to liquidate its holdings in such Portfolio Funds in order to meet repurchase requests. Each Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Portfolio Funds in a timely manner. See “—Risks and Special Considerations” and “Repurchases of Interests and Transfers.”

If a repurchase offer is oversubscribed by Members who tender Interests, a Fund may repurchase only a pro rata portion of the Interests tendered by each Member, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by law. In addition, a Fund may repurchase all or part of an Interest if, among other reasons, the Investment Manager determines that it would be in the best interests of such Fund to do so. See “Repurchases of Interests and Transfers—No Right of Redemption,” “Risk Factors—Special Risks of Multi-Manager Structure—Limited Liquidity; In-kind Distributions” and “—Repurchases of Interests.”

Taxation	Counsel to the Funds has previously rendered an opinion that each Fund will be treated as a partnership and not as an association taxable as a corporation for Federal income tax purposes. Counsel to the Funds also has previously rendered its opinion that, under a “facts and circumstances” test set forth in regulations adopted by the U.S. Treasury Department, each Fund will not be treated as a “publicly traded partnership” taxable as a corporation. Accordingly, none of the Funds should be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member’s distributive share of the relevant Fund’s taxable income or loss.

If it were determined that a Fund should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to the Fund or otherwise), the taxable income of the relevant Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. See “Taxes.”

ERISA Plans And Other Tax-Exempt Entities	Because the Funds and Portfolio Funds in which each Fund invests may use leverage, investors subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and other tax-exempt investors may incur income tax liability to the extent a Fund’s transactions are treated as giving rise to unrelated business taxable income. This investment is not designed for charitable remainder trusts and, therefore, such trusts may not purchase Interests unless Federal income tax laws change. See “Taxes.”

Risks and Special Considerations	An investment in a Fund involves substantial risks and special considerations, including the following:

•	Investing in a Fund can result in a loss of capital, up to the entire amount of an investor’s investment.

•	Portfolio Funds generally will not be registered as investment companies under the Investment Company Act.

•	Various risks are associated with the securities and other instruments in which Portfolio Managers may invest and the specialized investment techniques they may use.

•	The use of leverage by a Fund, by a Portfolio Fund or by Portfolio Accounts may increase the volatility of a Fund.

•

Portfolio Funds may pursue investment strategies or make individual investments that have not been fully disclosed to the Investment Manager and are different from those expected to be made at the time a Fund made its decision to invest in the Portfolio Funds. Such strategies and investments may be inconsistent with the investment objective and policies of the investing Fund and may involve unanticipated risks.

•	Certain Portfolio Funds may have limited operating histories.

•	The Investment Manager may have limited access to the specific underlying holdings of the Portfolio Funds and little or no means of independently verifying information provided by Portfolio Managers.

•

In calculating the Fund’s net asset value, each Fund will utilize valuations of the Fund’s interests in Portfolio Funds provided by the Portfolio Managers, without any means of independent verification. Portfolio Managers face a conflict of interest in valuing securities held by Portfolio Funds because the values assigned will affect the compensation of the Portfolio Managers.

•	Interests are subject to substantial restrictions on transfer and are extremely illiquid.

•

A Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain times. Limitations on a Fund’s ability to withdraw its assets from Portfolio Funds will limit the Fund’s ability to repurchase its Interests.

•	A Fund may receive securities that are illiquid or difficult to value in connection with withdrawals and distributions from Portfolio Funds.

•

Portfolio Managers will charge a Fund asset-based fees and typically will also be entitled to receive performance-based allocations. These are in addition to the Management Fee charged to each investor. Investors will bear fees and expenses at the Fund level and also at the Portfolio Fund or Portfolio Account level.

•	Performance-based fees/allocations may create incentives for a Portfolio Manager to make risky investments.

•	Each Fund may be subject to performance-based allocations by Portfolio Managers even if the Fund’s overall returns are negative.

•

The fees payable by each Fund and Members are higher than those of most other registered investment companies, but are generally similar to those paid by many private investment funds and certain other registered investment companies with investment policies similar to those of the relevant Fund.

•	The Investment Manager and Portfolio Managers may have conflicts of interest.

•

Portfolio Managers may, in pursuing independently of one another their respective investment objectives, effect offsetting transactions, which could result in a Fund bearing transactional costs without obtaining any benefit.

•	Each Fund is a non-diversified fund.

•	Delays in Portfolio Manager reporting may delay reports to Members and require Members to seek extensions of the deadline to file their tax returns.

•

Each Fund is subject to, and invests in Portfolio Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds such as the Portfolio Funds in particular.

In view of the risks noted above, each Fund should be considered a highly speculative investment and investors should invest in a Fund only if they can bear a substantial risk of loss and the risks associated with the limited liquidity of Interests.

No guarantee or representation is made that the investment program of any Fund or any Portfolio Manager will be successful, that the various Portfolio Managers selected will produce positive returns or that any Fund will achieve its investment objective. See “Risk Factors.”

SUMMARY OF FUND EXPENSES

The following tables illustrate the expenses and fees that each Fund expects to incur and that investors can expect to bear.

	Aetos Capital Multi- Strategy Arbitrage Fund	Aetos Capital Distressed Investment Strategies Fund	Aetos Capital Long/Short Strategies Fund
Investor Transaction Expenses
Maximum Sales load (as a percentage of offering price)	None	None	None
Maximum redemption fee	None	None	None
Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	0.75%	0.75%	0.75%
Program Fees	0.50% (plus 10% of aggregate Program net profits)(1)	0.50% (plus 10% of aggregate Program net profits)(1)	0.50% (plus 10% of aggregate Program net profits)(1)
Acquired Fund Fees and Expenses(2)	[ ]%	[ ]%	[ ]%
Other Expenses	[ ]%	[ ]%	[ ]%
Total Annual Expenses	[ ]% (plus 10% of aggregate Program net profits)(1)	[ ]% (plus 10% of aggregate Program net profits)(1)	[ ]% (plus 10% of aggregate Program net profits)(1)

(1)	Payable at the Program level based on the investor’s Program assets. Reflects the maximum Program asset-based fee and incentive fee that an investor may be charged. The Investment Manager, in its sole discretion, may reduce the Program Fees for certain investors. An investor who does not participate in the Program would not be subject to the Program Fees.
(2)	The Acquired Fund Fees and Expenses include the operating expenses, performance-based incentive fees and trading expenses (primarily interest and dividend expenses) of the Portfolio Funds in which each Fund was invested for the period ended December 31, 2012. These operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. The Portfolio Funds’ trading expenses are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Portfolio Funds or, when not available, from the most recent investor communication from the Portfolio Funds. The management fees of the Portfolio Funds generally range from 1% to 2% annually of the net assets under their management and the performance fees generally range from 10% to 20% of net profits annually. Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time. See below for the breakdown of each Fund’s Acquired Fund Fees and Expenses.

	Aetos Capital Multi- Strategy Arbitrage Fund		Aetos Capital Distressed Investment Strategies Fund		Aetos Capital Long/Short Strategies Fund
Operating Expenses	[ ]	%	[ ]	%	[ ]	%
Incentive Fees	[ ]	%	[ ]	%	[ ]	%
Trading Expenses	[ ]	%	[ ]	%	[ ]	%

Total	[ ]	%	[ ]	%	[ ]	%

The Total Annual Expenses include each Fund’s portion of the management fees, performance allocations, trading expenses and other expenses charged by the Portfolio Funds as set forth in the row titled “Acquired Fund Fees and Expenses.” This total differs from the amount of such expenses set forth under “Financial Highlights,” which does not include the Acquired Fund Fees and Expenses.

The Examples below are based on the fees and expenses set forth above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and a Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the Examples. The Examples set forth below include each Fund’s “Acquired Fund Fees and Expenses,” an indirect expense of Members. The Examples below include the 0.50% Program Fees as well as the Program incentive fee of 10% of aggregate Program net profits referenced in the table above. For purposes of the Examples, we have assumed an annual hurdle rate of 1.64%, which equals the average annual three-month U.S. Treasury Bond rate over the most recent ten-year period.

Example 1
	Aetos Capital Multi- Strategy Arbitrage Fund		Aetos Capital Distressed Investment Strategies Fund		Aetos Capital Long/Short Strategies Fund
An investor would pay the following expenses on a $1,000,000 investment, assuming a 5% annual return:
1 Year	$	[ ]	$	[ ]	$	[ ]
3 Years	$	[ ]	$	[ ]	$	[ ]
5 Years	$	[ ]	$	[ ]	$	[ ]
10 Years	$	[ ]	$	[ ]	$	[ ]

Example 2
	Aetos Capital Multi- Strategy Arbitrage Fund		Aetos Capital Distressed Investment Strategies Fund		Aetos Capital Long/Short Strategies Fund
An investor would pay the following expenses on a $1,000,000 investment, assuming a 5% annual return:
1 Year	$	[ ]	$	[ ]	$	[ ]
3 Years	$	[ ]	$	[ ]	$	[ ]
5 Years	$	[ ]	$	[ ]	$	[ ]
10 Years	$	[ ]	$	[ ]	$	[ ]

The purpose of the tables above is to assist prospective investors in understanding the various costs and expenses investors in each Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of each Fund, see “Management of the Funds.”

FINANCIAL HIGHLIGHTS

The financial highlights table below is intended to help you understand the Funds’ financial performance for the fiscal years ended January 31, 2013, January 31, 2012, January 31, 2011, January 31, 2010, January 31, 2009, January 31, 2008, January 31, 2007, January 31, 2006, January 31, 2005 and January 31, 2004. The information reflects financial results for an investor that has been in the Fund since inception. The information has been audited by [                    ], whose report along with the financial statements is incorporated by reference into the Funds’ Statement of Additional Information (the “SAI”). The SAI is available upon request.

	Aetos Capital Multi-Strategy Arbitrage Fund, LLC
	2/1/12- 1/31/13	2/1/11- 1/31/12	2/1/10- 1/31/11	2/1/09- 1/31/10	2/1/08- 1/31/09	2/1/07- 1/31/08	2/1/06- 1/31/07	2/1/05- 1/31/06	2/1/04- 1/31/05	2/1/03- 1/31/04
Total Return(1)		(0.49)%	8.37%	21.29%	(20.29)%	(1.76)%	10.36%	6.48%	2.98%	13.17%
Net assets, end of period (000’s)		$592,293	$624,239	$505,875	$388,683	$574,125	$447,632	$320,267	$245,964	$35,075
Ratios to average net assets:
Expenses, before waivers and reimbursements(2)(3)		0.88%	0.95%	0.98%	0.96%	0.90%	0.95%	0.95%	1.07%	5.04%
Expenses, net of waivers and reimbursements(2)(3)		0.88%	0.95%	0.98%	0.96%	0.90%	0.95%	0.95%	1.00%	1.13%
Net investment loss, before waivers and reimbursements		(0.88)%	(0.94)%	(0.96)%	(0.80)%	(0.62)%	(0.75)%	(0.77)%	(0.96)%	(4.87)%
Net investment loss, net of waivers and reimbursements		(0.88)%	(0.94)%	(0.96)%	(0.80)%	(0.62)%	(0.75)%	(0.77)%	(0.89)%	(0.96)%
Portfolio turnover rate(4)		5.97%	3.81%	11.01%	5.35%	14.01%	16.80%	6.24%	0.00%	0.00%

(1)	Total return for periods less than one year have not been annualized. Tax withholding on behalf of certain investors is treated as a reinvested distribution.
(2)	Expense ratios do not reflect the Fund’s proportionate share of expenses of the Portfolio Funds.
(3)	The expense ratios do not include the Program fees charged separately to investors as described in Note 3 in the Notes to Financial Statements.
(4)	Portfolio turnover rate for periods less than one year have not been annualized.

	Aetos Capital Distressed Investment Strategies Fund, LLC
	2/1/12- 1/31/13	2/1/11- 1/31/12	2/1/10- 1/31/11	2/1/09- 1/31/10	2/1/08- 1/31/09	2/1/07- 1/31/08	2/1/06- 1/31/07	2/1/05- 1/31/06	2/1/04- 1/31/05	2/1/03- 1/31/04
Total Return(1)		(2.60)%	9.58%	22.03%	(8.57)%	4.32%	12.95%	8.46%	10.24%	22.13%
Net assets, end of period (000’s)		$482,319	$492,232	$424,770	$353,674	$168,426	$109,967	$66,508	$45,254	$14,179
Ratios to average net assets:
Expenses, before waivers and reimbursement(2)(3)		0.93%	0.96%	1.00%	1.02%	1.03%	1.08%	1.24%	1.55%	7.72%
Expenses, net of waivers and reimbursements(2)(3)		0.93%	0.96%	1.00%	1.01%	0.99%	1.00%	1.00%	1.00%	1.18%
Net investment loss, before waivers and reimbursements		(0.32)%	(0.96)%	(0.95)%	(0.30)%	(0.69)%	(0.76)%	(0.88)%	(1.50)%	(7.65)%
Net investment loss, net of waivers and reimbursements		(0.32)%	(0.96)%	(0.95)%	(0.29)%	(0.65)%	(0.68)%	(0.64)%	(0.95)%	(1.11)%
Portfolio turnover rate(4)		2.69%	7.10%	6.74%	12.51%	0.00%	13.69%	0.00%	0.00%	16.94%

(1)	Total return for periods less than one year have not been annualized. Tax withholding on behalf of certain investors is treated as a reinvested distribution.
(2)	Expense ratios do not reflect the Fund’s proportionate share of expenses of the Portfolio Funds.
(3)	The expense ratios do not include the Program fees charged separately to investors as described in Note 3 in the Notes to Financial Statements.
(4)	Portfolio turnover rate for periods less than one year have not been annualized.

	Aetos Capital Long/Short Strategies Fund, LLC
	2/1/12- 1/31/13	2/1/11- 1/31/12	2/1/10- 1/31/11	2/1/09- 1/31/10	2/1/08- 1/31/09	2/1/07- 1/31/08	2/1/06- 1/31/07	2/1/05- 1/31/06	2/1/04- 1/31/05	2/1/03- 1/31/04
Total Return(1)		(0.95)%	5.94%	3.57%	(9.33)%	7.04%	9.61%	11.66%	3.90%	12.88%
Net assets, end of period (000s)		$993,247	$1,069,335	$780,941	$883,774	$1,043,373	$738,210	$471,815	$325,337	$57,668
Ratios to average net assets:
Expenses, before waivers and reimbursement(2)(3)		0.87%	0.90%	0.89%	0.88%	0.88%	0.92%	0.94%	1.05%	4.09%
Expenses, net of waivers and reimbursements(2)(3)		0.87%	0.90%	0.89%	0.88%	0.88%	0.92%	0.94%	1.00%	1.14%
Net investment loss, before waivers and reimbursements		(0.87)%	(0.90)%	(0.86)%	(0.63)%	(0.66)%	(0.65)%	(0.78)%	(0.95)%	(3.96)%
Net investment loss, net of waivers and reimbursements		(0.87)%	(0.90)%	(0.86)%	(0.63)%	(0.66)%	(0.65)%	(0.78)%	(0.90)%	(1.01)%
Portfolio turnover rate(4)		22.41%	12.35%	42.29%	12.24%	20.12%	6.13%	9.65%	4.06%	0.00%

(1)	Total return for periods less than one year have not been annualized. Tax withholding on behalf of certain investors is treated as a reinvested distribution.
(2)	Expense ratios do not reflect the Fund’s proportionate share of expenses of the Portfolio Funds.
(3)	The expense ratios do not include the Program fees charged separately to investors as described in Note 3 in the Notes to Financial Statements.
(4)	Portfolio turnover rate for periods less than one year have not been annualized.

RISK FACTORS

An investment in a Fund involves substantial risks, and investors should invest in a Fund only if they can bear a substantial risk of loss. Each Fund allocates its assets to Portfolio Managers and invests in Portfolio Funds that invest in and actively trade securities and other financial instruments using different strategies and investment techniques that may involve significant risks. Various risks are also associated with an investment in a Fund, including risks relating to the multi-manager structure of the Fund, risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.

Prospective investors should consider the following factors in determining whether an investment in a Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in any of the Funds. Prospective investors should read this entire prospectus and the SAI of the Funds and consult with their own advisers before deciding whether to invest. In addition, as a Fund’s investment program develops and changes over time (subject to limitations established by the Fund’s investment policies and restrictions), an investment in that Fund may in the future be subject to additional and different risk factors.

Investment-Related Risks

General Economic and Market Conditions

The success of each Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Portfolio Funds and Portfolio Accounts. Unexpected volatility or illiquidity, such as the general market conditions that have prevailed over the last several years, could impair a Fund’s profitability or result in losses.

Highly Volatile Markets

The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures, swaps and other derivative contracts in which a Portfolio Fund’s or Portfolio Account’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and Portfolio Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges, of any counterparty to a Portfolio Fund’s or Portfolio Account’s transactions or of any service provider to a Portfolio Fund or Portfolio Account (such as a Portfolio Fund’s “prime broker”). In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.

Portfolio Funds and Portfolio Accounts are subject to the risk that trading activity in securities in which the Portfolio Funds or Portfolio Accounts invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for a Portfolio Fund or Portfolio Account to properly value any of its assets represented by such securities. In particular, the credit markets have been experiencing extreme volatility and disruption for more than five years. Instability in the credit markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. As a result of these volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. These developments may also make it more difficult to accurately value debt securities. For additional valuation risks to which Investment Funds may be subject, see “Risk Factors—Special Risks of Multi-Manager Structure—Portfolio Funds Valuation.”

In addition, the increased volatility and instability in the credit markets could adversely affect the ability of a Fund or Portfolio Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns. See “Risk Factors—Special Investment Instruments and Techniques—Leverage; Margin.”

General Risks of Securities Activities

All securities investing and trading activities involve the risk of loss of capital. While the Investment Manager will attempt to moderate these risks, there can be no assurance that a Fund’s investment activities will be successful or that Members will not suffer losses. The following discussion sets forth some of the more significant specific risks associated with the Portfolio Managers’ styles of investing:

Illiquid Portfolio Investments

Portfolio Funds and Portfolio Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and a Portfolio Fund or Portfolio Account may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale. In addition, certain securities in which a Portfolio Fund or Portfolio Account invests may experience unexpected periods of illiquidity in typically liquid markets for such securities, thus exposing the Portfolio Fund or Portfolio Account to the foregoing risks even if a liquid market previously existed for such securities. See “—Highly Volatile Markets.”

Side Pockets

Some of the Portfolio Funds may hold a portion of their assets in “side pockets” which are sub-accounts within the Portfolio Funds in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Portfolio Fund’s other assets until some type of realization event occurs. Side pockets thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Portfolio Funds may provide. Should a Fund seek to liquidate its investment in a Portfolio Fund that maintains these side pockets, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, a Fund will not receive the investment proceeds attributable to the side pocket until the side pocket is liquidated or deemed liquid by the Portfolio Fund. In addition, if a Portfolio Fund establishes a side pocket prior to a Fund’s investing in the Portfolio Fund, the Fund may not be exposed to the performance of the Portfolio Fund’s assets held in the side pocket.

Equity Securities

Portfolio Managers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Portfolio Managers also may invest in depository receipts relating to non-U.S. securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Fixed-Income Securities

The value of fixed-income securities in which Portfolio Funds and Portfolio Accounts invest will change in response to fluctuations in interest rates. Generally, fixed income securities decrease in value as interest rates rise and vice versa. In addition, the value of certain fixed-income securities can fluctuate in response to perceptions of creditworthiness, political stability or soundness of economic policies. Valuations of other fixed-income instruments may fluctuate in response to changes in the economic environment that may affect future cash flows. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Portfolio Funds and Portfolio Accounts may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as “junk bonds”) and may invest in unrated fixed income securities. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, because the market for lower grade debt securities may be thinner and less active than for higher grade debt securities, there may be limited liquidity in the resale market for lower grade debt securities.

Mortgage Backed and Other Asset Backed Securities

Portfolio Funds or Portfolio Accounts may invest in mortgage backed and other asset backed securities, which are subject to prepayment, credit and interest rate risks. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage backed security and could result in losses to a Portfolio Fund or Portfolio Account. So called “subprime” mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency, and such delinquencies have increased dramatically since 2007. These increased mortgage delinquencies have adversely impacted the market for mortgage backed securities generally (including derivatives or other instruments linked to the value of such securities) and led to turmoil in the credit markets generally. In particular, holders of mortgage backed securities have experienced great difficulty in valuing such securities in light of the dramatically reduced market for mortgage backed securities. See “—Highly Volatile Markets” and “Risk Factors—Risks of Multi-Manager Structure—Portfolio Funds Valuation.”

Non-U.S. Investments

It is expected that Portfolio Funds and Portfolio Accounts will invest in securities of non-U.S. companies and countries. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. companies or the U.S. government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict a Portfolio Manager’s investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to United States standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the United States. Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other. There is also less regulation, generally, of the securities markets in foreign countries than there is in the United States. In addition, unfavorable changes in foreign currency exchange rate may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in non-U.S. markets. Portfolio Managers may, but are generally not required to hedge against such risk, and there is no assurance that any attempted hedge will be successful.

Real Estate Investments

To the extent that the Portfolio Funds and Portfolio Accounts invest in real estate securities or own real estate directly, they may be subject to certain risks, including, but not limited to, the burdens of ownership of real property, adverse local market conditions, the financial conditions of tenants, buyers and sellers of properties, changes in building, environmental, zoning and other laws, changes in real property tax rates, changes in interest rates and the availability of debt financing, changes in operating costs, negative developments in the local, national or global economy, risks due to dependence on cash flow, environmental liabilities, uninsured casualties, acts of God, acts of war (declared or undeclared), hostilities, terrorist acts, strikes and other factors which are beyond the control of the Investment Manager.

Repurchase Agreements

If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities subject to such agreement, the relevant Fund, Portfolio Fund or Portfolio Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the relevant Fund, Portfolio Fund or Portfolio Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. Each Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Special Investment Instruments and Techniques

The Portfolio Managers may utilize a variety of special investment instruments and techniques to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund’s or Portfolio Account’s investment objective. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives

Derivatives are financial instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by Portfolio Funds or Portfolio Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Portfolio Funds or Portfolio Accounts. Certain swaps, futures, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, imitations on deliverable supplies, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk, government regulation and intervention, and operations risk.

Call and Put Options

There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option plus the premium received. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

Hedging Transactions

The Portfolio Managers may utilize a variety of financial instruments, such as options, interest rate swaps, caps and floors, futures, forward contracts and other derivatives to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to protect a Portfolio Fund’s or Portfolio Account’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for a Fund than if the Portfolio Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose a Fund to additional risk of loss.

Counterparty Credit Risk

Many of the markets in which the Portfolio Funds or Portfolio Accounts effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are “exchange-based” market participants. To the extent a Portfolio Fund or Portfolio Account invests in over-the-counter swaps and other derivative or synthetic over-the-counter instruments, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange and cleared through a central counterparty, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement and benefit from segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund or Portfolio Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund or Portfolio Account to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where there is a greater risk that a specific event may prevent or delay settlement, or where a Portfolio Fund or Portfolio Account has concentrated its transactions with a single or small group of counterparties. Portfolio Funds and Portfolio Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds and Portfolio Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by a Fund. In addition, Portfolio Funds and Portfolio Accounts are subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty’s insolvency, inability to access sufficient credit, or other business factors. The potential for counterparty credit risk is also complicated by legal and regulatory changes. See “Risk Factors—General Risks—Legal and Regulatory Risks.”

Leverage; Margin

Each Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are also permitted to borrow money. The Funds, Portfolio Funds and Portfolio Accounts may directly or indirectly borrow funds from brokerage firms and banks. Each Fund may enter into a credit facility to address timing issues in connection with the acquisition of investments (i.e., to provide such Fund with temporary liquidity to acquire investments in Portfolio Funds in advance of the Fund’s receipt of subscription proceeds). Borrowing for investment purposes is known as “leverage.” Portfolio Funds and Portfolio Accounts may also “leverage” by using options, swaps, forwards and other derivative instruments. Although leverage presents opportunities for increasing total investment return, it has the effect of potentially increasing losses as well. Any event that adversely affects the value of an investment, either directly or indirectly, by a Portfolio Fund or Portfolio Account could be magnified to the extent that leverage is employed. The use of leverage in this way will magnify the volatility of changes in the value of an investment made by a Portfolio Fund or Portfolio Account, especially in times of a “credit crunch” or during general market turmoil. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that a Fund, Portfolio Managers or Portfolio Funds borrow funds, the rates at which they can borrow may affect the operating results of the Fund. In addition, a lender may terminate or refuse to renew any credit facility into which a Fund, a Portfolio Fund or Portfolio Account has entered. If a Fund, a Portfolio Fund or Portfolio Account is unable to access additional credit, it may be forced to redeem investments at inopportune times, which may further depress the returns of a Fund.

In general, the anticipated use of short-term margin borrowings by Portfolio Funds and Portfolio Accounts results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Portfolio Funds or Portfolio Accounts have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Portfolio Funds or Portfolio Accounts could be subject to a “margin call,” pursuant to which they must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Portfolio Fund or Portfolio Account, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. In the most recent market turmoil (particularly since late 2008), numerous hedge funds faced margin calls and were required to sell large portions of their investments in rapid fashion to meet these calls. In addition, the most recent market turmoil and weakened position of many financial services companies have forced many such companies to reduce or terminate the credit they have extended to hedge funds, which has in turn forced many hedge funds to deleverage in similar fashion. A substantial number of hedge funds have been forced to liquidate as a result. If a Portfolio Fund or Portfolio Account is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot meet its margin calls or otherwise cover its outstanding indebtedness. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

The Investment Company Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness).

Each Fund’s and Portfolio Account’s borrowings will at all times be subject to the Asset Coverage Requirement. However, the Asset Coverage Requirement does not apply to Portfolio Funds. Accordingly, each Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds and the volatility of the value of Interests may be substantial.

Short Selling

The Portfolio Managers may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of theoretically unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice. In addition, short selling may be limited by future legal and regulatory changes. For example, on September 19, 2008, in response to spreading turmoil in the financial markets, the SEC temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. Various international regulatory bodies, including the United Kingdom’s Financial Services Authority, also promulgated restrictions on short selling at that time. The SEC’s temporary ban on short selling of such stocks has since expired, but similar restrictions and/or additional disclosure requirements may be promulgated at any time, especially if market turmoil persists. Such restrictions may adversely affect the returns of Portfolio Funds and Portfolio Accounts that utilize short selling. The SEC has subsequently adopted amendments to Regulation SHO under the Securities Exchange Act of 1934 that restrict the ability to engage in a short sale at a price that is less than or equal to the current best bid if the price of the covered security has decreased by 10% or more from the covered security’s closing price as of the end of the prior day (a “short sale-related circuit breaker”). See “Risk Factors—General Risks—Legal and Regulatory Risks.”

Distressed Securities

Certain of the companies in whose securities the Portfolio Funds or Portfolio Accounts may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky. The companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. A Portfolio Fund’s or Portfolio Account’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which a Portfolio Fund or Portfolio Account may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Portfolio Funds or Portfolio Accounts experiencing greater risks than they would if investing in more highly rated instruments. The Aetos Capital Distressed Investment Strategies Fund primarily invests in Portfolio Funds which invest in distressed securities, and thus is especially subject to these risks.

General Risks

Limited Operating History

Certain Portfolio Funds in which the Funds invest may be recently or newly formed entities that have limited or no operating histories. In such cases, the Investment Manager will have evaluated the past investment performance of Portfolio Managers or their personnel. However, this past investment performance may not be indicative of the future results of an investment in a Portfolio Fund managed by a Portfolio Manager.

Legal and Regulatory Risks

Legal and regulatory changes could occur during the term of each Fund, which may materially adversely affect such Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Funds has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires most over-the-counter swaps and forwards to be executed on a regulated exchange and cleared through a central counterparty, which may result in increased margin requirements and costs for the Portfolio Funds and Portfolio Accounts. In addition, the Dodd-Frank Act requires additional regulation of hedge fund managers, including requirements for such managers to register as investment advisers under the Investment Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the hedge funds managed by such managers. Further, the U.S. Commodity Futures Trading Commission (the “CFTC”) has recently rescinded certain exemptions from registration requirements under the U.S. Commodity Exchange Act (the “CEA”) that have been previously available to investment advisers registered under the Investment Advisers Act. In the event that a Fund’s interest in any Portfolio Fund or Portfolio Account which invests in any derivative instruments regulated under the CEA, including futures, swaps and options, exceeds a certain threshold, the Fund may become subject to regulation under the CEA, and the Investment Manager may be required to register as a “commodity pool operator” and/or

“commodity trading advisor” with the CFTC. In the event the Investment Manager is required to register with the CFTC, it will become subject to additional recordkeeping and reporting requirements with respect to the relevant Fund, which may increase the Fund’s expenses.

The implementation of the Dodd-Frank Act will occur based on the adoption of various regulations and reports to be prepared by various agencies over a period of time. It is unknown in what form, when and in what order significant regulatory initiatives may be implemented or the impact any such implemented regulations will have on Portfolio Funds and/or Portfolio Managers and, in turn, the Funds, the markets or instruments in which Portfolio Funds invest or the counterparties with whom Portfolio Funds conduct business. The effect of the Dodd-Frank Act or other regulatory changes on the Funds and/or Portfolio Funds, while impossible to predict, could be substantial and adverse. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of the Portfolio Funds that utilize short selling. Certain tax risks associated with investment in the Funds are discussed in “Taxes.”

Non-Diversified Status

Each Fund is a “non-diversified” investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the percentage of a Fund’s assets that may be invested in the securities of any one issuer. Each Fund may invest up to 40% of its net assets in any one Portfolio Fund or any one Portfolio Manager. Also, there are no requirements that the investments of Portfolio Funds be diversified. The portfolio of a Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments.

Incentive Allocation

Each Portfolio Manager generally will be entitled to receive performance-based allocations, generally expected to range from 15%-25% of net profits. Performance-based allocations may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the performance-based allocations are generally calculated on a basis that includes realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains.

Conflicts of Interest

The Investment Manager and its affiliates, as well as many of the Portfolio Managers and their respective affiliates, provide investment advisory and other services to clients other than the Funds and Portfolio Funds. In addition, investment professionals associated with the Investment Manager or Portfolio Managers may carry on investment activities for other client accounts and their own accounts and the accounts of family members (collectively, “Other Accounts”). The Funds and Portfolio Funds have no interest in these activities. As a result of the foregoing, the Investment Manager and Portfolio Managers are engaged in substantial activities other than on behalf of the Funds and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between a Fund and Other Accounts.

The results of a Fund’s investment activities may differ significantly from the results achieved by the Investment Manager and its affiliates or a Portfolio Manager for their Other Accounts. It is possible that the Investment Manager or a Portfolio Manager will achieve investment results with respect to one or more Other Accounts that are substantially more or less favorable than the results achieved by a Fund. Moreover, it is possible that a Fund will sustain losses during periods in which the Investment Manager or a Portfolio Manager achieve significant profits on their trading with respect to one or more Other Accounts. The opposite result is also possible.

The investment activities of the Investment Manager or a Portfolio Manager for Other Accounts may also limit the investment opportunities for a Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by related foreign investors.

There may be circumstances under which the Investment Manager or a Portfolio Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of a Fund’s or a Portfolio Fund’s assets they commit to such investment. There also may be circumstances under which the Investment Manager or a Portfolio Manager purchases or sells an investment for their Other Accounts and does not purchase or sell the same investment for a Fund or a Portfolio Fund, or purchases or sells an investment for a Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Investment Manager, and generally also the policy of the Portfolio Managers, that investment decisions for the Funds, Portfolio Funds, Portfolio Accounts and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage, and investment transactions and opportunities be fairly allocated among their clients, including the Funds and Portfolio Funds.

The Investment Manager, Portfolio Managers and their respective affiliates may have interests in Other Accounts they manage which differ from their interests in a Fund and Portfolio Funds and may manage such accounts on terms that are more favorable to them than the terms on which they manage a Fund or Portfolio Funds. In addition, the Investment Manager and Portfolio Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees to which a Fund and its Members are subject.

Tax Risks

A noncorporate Member’s share of a Fund’s investment expenses (including the Management Fee, the fee paid to the Administrator and any fee payable to the managers of a Portfolio Fund) may be subject to certain limitations on deductibility for regular Federal income tax purposes. Such expenses may be completely disallowed for purposes of determining whether the noncorporate Member’s alternative minimum tax liability will apply. See “Taxes.”

Distributions to Members and Payment of Tax Liability

The Funds do not intend to make periodic distributions of their net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay any applicable Federal, state or local income taxes on their respective shares of the relevant Fund’s taxable income, and may have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of each Fund’s Board. See “Taxes.”

Possible Delays in Reports to Members and Schedule K-1s

It is unlikely that the Funds will be able to provide final Schedules K-1 to Members for any given fiscal year until significantly after April 15 of the following year. Final Schedule K-1s will not be available until after completion of the annual audits of a Fund’s Portfolio Funds. Members will be required to obtain extensions of the filing date for their income tax returns at both the Federal, state and local level.

FATCA Withholding Tax Regime

Starting in 2014, U.S. withholding tax may be imposed on allocations of income to and distributions received by Members with respect to Interests and starting in 2017, U.S. withholding tax may be imposed on disposition proceeds allocated or distributed by a Fund to Members and disposition proceeds received by Members upon a sale of an Interest. Prospective Members should consult their own tax advisors about this new regime, which is commonly referred to as FATCA. See “Tax Aspects—Certain Considerations for Non-U.S. Members” in the SAI.

Considerations for ERISA Plans and Other Tax-Exempt Entities

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, Individual Retirement Accounts and 401(k) and Keogh Plans, may purchase Interests. Because a Fund and the Portfolio Funds in which it invests may use leverage, a tax-exempt investor may incur income tax liability to the extent a Fund’s transactions are treated as giving rise to unrelated business taxable income. See “Taxes.” This investment is not designed for charitable remainder trusts and, therefore, such trusts may not purchase Interests unless Federal income tax laws change.

Special Risks of Multi-Manager Structure

Portfolio Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Funds will not have the benefit of various protections afforded by the Investment Company Act with respect to their investments in Portfolio Funds. For example, registered investment companies are subject to various custody and safekeeping provisions designed to protect the companies’ assets. Portfolio Funds are not subject to these provisions and may be subject to a greater risk of loss associated with a failed custody relationship.

Although the Investment Manager expects to receive detailed information from each Portfolio Manager regarding its investment performance and investment strategy on a regular basis, in most cases the Investment Manager may have limited access to the specific underlying holdings of the Portfolio Funds and little or no means of independently verifying the information that is provided by the Portfolio Managers. Portfolio Funds may pursue investment strategies or make individual investments that have not been fully disclosed to the Investment Manager and are different from those expected to be made at the time a Fund made its decision to invest in the Portfolio Funds. Such strategies and investments may be inconsistent with the investment objective and policies of the investing Fund and may involve unanticipated risks.

By investing in the Portfolio Funds and Portfolio Accounts indirectly through a Fund, investors bear asset-based fees at the Fund level and both asset-based fees and performance-based allocations at the Portfolio Fund or Portfolio Account level. Similarly, Members bear a proportionate share of the other operating expenses of a Fund (including administrative expenses) and, indirectly, similar expenses of the Portfolio Funds and Portfolio Accounts. An investor who meets the conditions imposed by the Portfolio Managers, including investment minimums that may be considerably higher than the $1,000,000 minimum imposed by the Program, could invest directly with the Portfolio Managers.

Each Portfolio Manager will receive any performance-based allocation to which it is entitled irrespective of the investment performance of other Portfolio Managers or the investment performance of a Fund generally. Thus, a Portfolio Manager with positive investment performance will receive this allocation from a Fund (and indirectly from Members) even if the Fund’s overall investment return is negative. Investment decisions of the Portfolio Managers are made independently of each other. As a result, at any particular time, one Portfolio Manager may be purchasing shares of an issuer for a Portfolio Fund or Portfolio Account whose shares are being sold by another Portfolio Manager for another Portfolio Fund or Portfolio Account. In any such situations, a Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

Since each Fund may make additional investments in or effect withdrawals from a Portfolio Fund only at certain times pursuant to limitations set forth in the governing documents of the Portfolio Fund, a Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest, may have to borrow money to repurchase Interests, and may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so. This may adversely affect a Fund’s investment return or increase a Fund’s expenses.

Portfolio Funds may be permitted to redeem their interests in-kind. Thus, upon a Fund’s withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In these circumstances, the Investment Manager would seek to dispose of these securities in a manner that is in the best interests of such Fund.

A Fund may agree to indemnify certain of the Portfolio Funds and, subject to certain limitations imposed by the Investment Company Act, the Portfolio Managers from liability, damage, cost or expense arising out of, among other things, certain acts or omissions.

Portfolio Account Allocations

A Fund may on occasion allocate its assets to a Portfolio Manager by retaining the Portfolio Manager to manage a Portfolio Account for the Fund, rather than invest in the Portfolio Manager’s Portfolio Fund. Portfolio Accounts can expose a Fund to theoretically unlimited liability, and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that a Fund could lose more in a Portfolio Account that is managed by a particular Portfolio Manager than such Fund has allocated to such Portfolio Manager to invest. This risk may be avoided if a Fund, instead of retaining a Portfolio Manager to manage a separate account comprised of a designated portion of a Fund’s assets, creates a separate investment vehicle for which a Portfolio Manager will serve as general partner/manager and in which the Fund will be the sole limited partner/member. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Portfolio Accounts.

Portfolio Funds Valuation

Neither the Investment Manager nor the Board will be able to confirm independently the accuracy of the valuations provided by a Portfolio Manager. Furthermore, these valuations will typically be estimates only, subject to revision based on each Portfolio Fund’s annual audit. Such revisions, whether increasing or decreasing the net asset value of a Fund at the time they occur, because they relate to information available only at the time of the revision, will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Interests repurchased and received all of their repurchase proceeds prior to such adjustments. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or revisions to net asset value of a Portfolio Fund adversely affect a Fund’s net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Members who had their Interests repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Members who previously had their Interests repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Interests. New Members may be affected in a similar way. Revisions to a Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the Fund’s annual audit is completed.

Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices, particularly those securities that trade in thin or volatile markets. Due to the lack of centralized information and trading, the valuation of these securities may carry more risk than that of publicly-traded common stock. Uncertainties in the conditions of the financial markets, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. The valuation of these securities typically requires more reliance on the judgment of an adviser or manager than that required for securities for which there is an active trading market.

These securities will nevertheless generally be valued by Portfolio Managers, whose valuations will be conclusive with respect to a Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers. If other market participants value these securities differently than the Portfolio Managers, the applicable Fund may be subject to the risk that when these securities are sold in the market, the amount received by the Portfolio Fund is less than the value of such securities carried on the Portfolio Fund’s books.

Any such securities held by a Portfolio Account will be valued at their “fair value” as determined in good faith by the relevant Fund’s Board. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, there can be no assurance that fair value pricing will reflect actual market value and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset. See “Calculation of Net Asset Value.”

Investments in Non-Voting Stock; Inability to Vote

To avoid adverse regulatory consequences, a Fund may need to hold a portion of its interest in a Portfolio Fund in non-voting form. Additionally, in order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, each Fund intends to own less than 5% of the voting securities of each Portfolio Fund. This limitation on owning voting securities is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of a Fund for purposes of the Investment Company Act, which may, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Funds and other clients of the Investment Manager. To limit its voting interest in certain Portfolio Funds, the Funds may enter into contractual arrangements under which the Funds irrevocably waive their rights (if any) to vote their interests in a Portfolio Fund. To the extent a Fund contractually foregoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of the interest holders of the Portfolio Fund, including matters that may be adverse to the Fund’s interests.

Limited Liquidity; In-kind Distributions

With very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by a Fund. An investment in a Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

Limitations on a Fund’s ability to withdraw its assets from Portfolio Funds will limit the Fund’s ability to repurchase its Interests. For example, many Portfolio Funds impose lock-up periods prior to allowing withdrawals, which can be two years or longer. After expiration of the lock-up period, withdrawals typically are permitted only on a limited basis, such as semi-annually or annually. In addition, certain Portfolio Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions. Portfolio Funds may also assess fees for redemptions or other withdrawals. Because the primary source of funds to repurchase Interests will be withdrawals from Portfolio Funds, the application of these lock-ups and withdrawal limitations will significantly limit a Fund’s ability to repurchase its Interests. The limited liquidity of these Portfolio Funds’ interests may adversely affect each Fund were it to have to sell or redeem such interests at an inopportune time. Each Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Portfolio Funds in a timely manner.

Payment for repurchased Interests may require a Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise liquidate these holdings, potentially resulting in losses, and may increase a Fund’s portfolio turnover. The Investment Manager intends to take measures (subject to such policies as may be established by a Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

If a Member tenders its Interest (or a portion of its Interest) in connection with a repurchase offer made by a Fund, that tender may not be rescinded by the Member after the date on which the repurchase offer terminates. However, the value of Interests that are tendered by Members generally will not be determined until a date approximately one month later and will be based on the value of a Fund’s assets as of such later date. A Member will thus continue to bear investment risk after an Interest is tendered for repurchase and until the date as of which the Interest is valued for purposes of repurchase. Each Fund expects to distribute cash to the holders of

Interests that are repurchased. However, there can be no assurance that a Fund will have sufficient cash to pay for Interests that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Interests. Although the Funds do not generally intend to make distributions in-kind, under the foregoing circumstances, and in other circumstances where a Fund’s Board determines that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase, Members may receive in-kind distributions of investments from the Fund’s portfolio in connection with the repurchase of Interests by the Fund. Any investments so distributed may not be readily marketable. To the extent securities distributed in-kind are readily marketable, Members will incur commissions and other transaction costs in disposing of the investments. For these various reasons, an investment in a Fund’s Interests is suitable only for sophisticated investors. See “Repurchases of Interests and Transfers.”

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Funds and the Interests are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Funds. Prospective investors should read this entire prospectus and the SAI and consult with their own advisers before deciding whether to invest in a Fund. In addition, as the Funds’ investment programs change or develop over time, an investment in a Fund may be subject to risk factors not described in this prospectus. The Funds will update this prospectus to account for any material changes in the risks involved with an investment in the Funds.

USE OF PROCEEDS

Each Fund will invest the net proceeds of its offering in accordance with its investment objective, investment policies and principal strategies. Each of the Aetos Capital Multi-Strategy Arbitrage Fund, Aetos Capital Distressed Investment Strategies Fund and Aetos Capital Long/Short Strategies Fund paid organizational and initial offering costs of approximately $138,400 from the proceeds of its offering. All such costs have been fully amortized by the applicable Fund.

GENERAL INFORMATION

Each Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. Each Fund was formed as a limited liability company under the laws of the State of Delaware on March 19, 2002. Each Fund’s address is 875 Third Avenue, New York, New York 10022 and its telephone number is (212) 201-2500.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Investment Objective and Policies of the Funds

Each Fund’s investment objective is to seek capital appreciation. Current income is not an objective. No assurance can be given that a Fund will achieve its investment objective.

Each Fund’s investment objective is fundamental and may not be changed without the approval of its Members. However, except as otherwise stated in this prospectus or in the Funds’ SAI, the investment policies and restrictions of a Fund are not fundamental and may be changed by its Board. The Funds’ fundamental investment policies are listed in the SAI. Each Fund’s principal investment policies and strategies are discussed below. Each Fund may change any investment policies and strategies that are not fundamental, if its Board believes doing so would be consistent with the Fund’s investment objective.

The Investment Programs of the Funds

Aetos Capital Multi-Strategy Arbitrage Fund

The Aetos Capital Multi-Strategy Arbitrage Fund allocates its assets among a select group of Portfolio Managers that utilize a variety of arbitrage investment strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. The Aetos Capital Multi-Strategy Fund is intended to be a vehicle by which investors can access a portfolio of high quality arbitrage strategies, constructed and monitored using dedicated resources and disciplined methodologies.

Event-driven and relative value arbitrage strategies seek to exploit mispricings between related instruments or combinations of instruments. These strategies use a variety of techniques to compare the value of related securities. Some, such as event-driven arbitrage, involve fundamental research that assess the value of securities within a company’s capital structure or the value of the securities of two companies that are expected to merge. Others, such as convertible arbitrage and fixed income arbitrage, involve sophisticated modeling techniques that assess the value of a given security and a related derivative instrument, such as an equity and a convertible bond, or a treasury bond and a related futures contract.

Event-driven arbitrage and relative value strategies make investments in the securities of companies involved in certain special situations, including mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations. These special situations constitute an “event” which the Portfolio Manager believes will trigger a change in the price of securities relative to their current price or close the gap between securities that are being arbitraged. Event-driven arbitrage strategies generally feature portfolios that are actively traded and may exhibit a high rate of turnover. Portfolio Managers may periodically utilize leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Portfolio Managers also generally may engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Portfolio Managers may from time to time take positions in the securities of companies not currently involved in announced transactions, but that are believed to be undervalued and likely candidates for future corporate actions.

Convertible arbitrage strategies make investments in convertible securities, such as convertible bonds, convertible preferred stock, warrants or options, combined with offsetting short investments in the underlying security for which the convertible can be exchanged. Portfolio Managers generate returns by correctly identifying undervalued or overvalued convertible securities, while realizing income from dividends and coupons associated with the convertible securities and trading-related profits from adjusting the ratio of the hedged position to the value of the convertible security. Portfolio Managers in convertible arbitrage strategies may engage in short selling, options hedging, and other arbitrage techniques to capture price differentials found in the convertible securities and warrants in which they invest. While most Portfolio Managers utilizing convertible arbitrage attempt to capture a perceived mispricing of the option component of a convertible security, they may also look for mispricing of the underlying credit of the issuing company. Portfolio Managers may periodically utilize a significant amount of leverage.

Fixed income arbitrage strategies exploit mispricings between related fixed income instruments, including sovereign debt, corporate debt and derivative instruments such as futures, options and swaps. Exploitable opportunities may be found in closely related securities trading at different prices, in the value between fixed income instruments and related derivative instruments, in the shape of yield curves and in credit spreads. These strategies typically require leverage in order to exploit relatively small mispricings.

Aetos Capital Distressed Investment Strategies Fund

The Aetos Capital Distressed Investment Strategies Fund allocates its assets among a select group of Portfolio Managers across a variety of distressed investment strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. The Aetos Capital Distressed Investment Strategies Fund is intended to be a vehicle by which investors can access a portfolio of high quality distressed investment strategies, constructed and monitored using dedicated resources and disciplined methodologies.

The Aetos Capital Distressed Investment Strategies Fund will, under normal market conditions, invest at least 80% of its net assets (which includes borrowings for investment purposes) in Portfolio Funds or with Portfolio Managers that invest primarily in distressed securities. This investment policy is a non-fundamental policy of Aetos Capital Distressed Investment Strategies Fund and may be changed by the Board. Aetos Capital Distressed Investment Strategies Fund will notify investors at least 60 days prior to any change in this investment policy. The determination of whether a Portfolio Fund or a Portfolio Manager invests primarily in distressed securities is made by the Investment Manager in its sole discretion. Such determinations are reevaluated regularly by the Investment Manager.

Distressed investment strategies invest in the securities of companies in various levels of financial distress, including bankruptcy, exchange offers, workouts, financial reorganizations and other credit-related situations. Corporate bankruptcy or distress often causes a company’s securities to trade at a discounted value. Through an understanding of the complex business and legal procedures associated with the situation, the Portfolio Manager may have the ability to purchase these securities and to exit the investment at an attractive risk-adjusted rate of return.

This strategy may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Profits are expected from the market’s lack of understanding of the intrinsic value of the discounted securities and because many institutional investors cannot own below-investment grade securities. Investments may be acquired with the intention of remaining passive or with the intent to participate actively in a restructuring. When participating actively in a restructuring, a Portfolio Manager will attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. Additionally, a Portfolio Manager may take an active role and seek representation in management on a board of directors or a creditors’ committee. In order to achieve these objectives, a Portfolio Manager may purchase, sell, exchange, or otherwise deal in and with restricted or marketable securities including, without limitation, any type of debt security, preferred or common stock, warrants, options, and hybrid instruments. A significant portion of a Portfolio Manager’s distressed securities portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and, therefore, a significant portion of the portfolio may not be freely traded. Investments may involve both U.S. and non-U.S. entities, may involve both long and short positions and may utilize leverage. Information about specific investments may be limited, thereby reducing a Portfolio Manager’s ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Aetos Capital Long/Short Strategies Fund

The Aetos Capital Long/Short Strategies Fund allocates its assets among a select group of Portfolio Managers across a variety of long/short strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. In addition, the Aetos Capital Long/Short Strategies Fund may allocate a portion of its assets to Portfolio Managers that invest in short only strategies under certain circumstances in order to achieve a desired balance between its relative long and short exposure. The Aetos Capital Long/Short Strategies Fund is intended to be a vehicle by which investors can access a portfolio of high quality long/short strategies, constructed and monitored using dedicated resources and disciplined methodologies.

Long/short strategies are investments that combine long positions in undervalued common stocks or corporate bonds and short positions in overvalued common stocks or corporate bonds in order to focus on generating positive returns through the Portfolio Manager’s ability to select securities through fundamental analysis, while hedging out some portion of market risk.

The Portfolio Manager maintains flexibility to tilt the portfolio’s exposure to the overall equity or bond markets and to certain regions, industry sectors, or capitalization structures. In general, a Portfolio Manager will maintain a net long exposure. An exception is for those Portfolio Managers that are classified as short biased, which will in general maintain a net short exposure.

The Asset Allocation Program

Investors seeking allocation advice from the Investment Manager may purchase Funds through the Program. To participate in the Program, an investor must establish an investment management arrangement with the Investment Manager, pursuant to which the Investment Manager will have full discretionary authority (unless the investor otherwise directs) to allocate the investor’s assets among the Funds. The Investment Manager’s allocation decisions will be individualized for each investor in accordance with an asset allocation framework established for the investor that is based upon a consideration of a variety of factors relating to such investor. These factors may include, among other things, the investor’s investment objectives, its risk tolerance, its time horizon, its financial circumstances, its tax issues and its other existing investments. An investor will have the ability to impose reasonable restrictions on the management of its separate account. The Investment Manager will reconsider the asset allocation framework established for an investor when informed by the investor of a change in the investor’s particular investment needs or circumstances. Pursuant to the Program, an investor’s assets may be allocated among all the Funds or a subset of the Funds, depending upon the investor’s particular needs and objectives. In addition, the portion allocated to each Fund is likely to differ from one investor to another based on each investor’s particular investment objectives, risk tolerance, financial circumstances and other factors. The investment management arrangement established by the investor will contain specific terms and conditions of the investor’s participation in the Program, including certain restrictions on the right of the investor to withdraw from the Program. Investors who are not seeking advice from the Investment Manager regarding the allocation of their assets among the Funds may make direct investments in a Fund or Funds.

The Multi-Manager Approach

Each Fund’s structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including the ability to invest in a professionally constructed and managed investment portfolio, access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies, and reduced risk exposure that comes from investing with multiple Portfolio Managers that have exhibited low volatility of investment returns and low correlation to one another.

The multi-manager approach followed by each Fund involves allocation of each Fund’s assets to Portfolio Managers that employ different absolute return investment styles and strategies and provides investors access to a variety of Portfolio Managers. Each of the strategies employed by the Funds encompasses a broad range of investment programs that historically have exhibited a low correlation to the performance of equity, debt and other markets. They include investment programs involving use of hedging and arbitrage techniques in the equity, fixed income, currency, commodity and real estate markets. These investment programs employ a variety of sophisticated investment techniques that include, among other things, short sales of securities, use of leverage, and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures.

Each Fund invests in various types of Portfolio Funds managed by Portfolio Managers, including limited partnerships, joint ventures, other investment companies and similar entities. However, a Fund may on occasion retain Portfolio Managers to manage and invest designated portions of its assets in a Portfolio Account (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the relevant Fund will be the sole limited partner). Each Fund will not invest more than 40% of its total assets in any one Portfolio Fund or with any one Portfolio Manager.

The retention of a Portfolio Manager to manage a Portfolio Account is subject to the approval of the relevant Fund’s Board, including a majority of the persons comprising the Board who are not “interested persons,” as defined by the Investment Company Act, of the relevant Fund or the Portfolio Manager (the “Independent Board Members”). The retention of a Portfolio Manager will in such cases also be subject to approval by the relevant Fund’s Members, unless the Fund seeks and obtains an order of the SEC exempting it from this requirement. To the extent a Fund retains a Portfolio Manager to manage and invest its assets in a Portfolio Account, the Portfolio Account and all assets invested in it will be subject to the requirements of the Investment Company Act and the Fund will look through to the underlying assets of the Portfolio Account for purposes of compliance with the Fund’s investment policies and restrictions. In addition, a Portfolio Manager of a Portfolio Account will be a registered investment adviser under the Investment Advisers Act and will be subject to the requirements of the Investment Company Act that apply to the relationship between an investment company and its investment adviser.

Selection of Portfolio Managers

Portfolio Managers are selected on the basis of various criteria, generally including, among other things, an analysis of: the Portfolio Manager’s performance during various time periods and market cycles; volatility of the Portfolio Manager’s investment returns; the correlation to other Portfolio Managers; the Portfolio Manager’s reputation, experience and training; its articulation of and adherence to its investment philosophy; the presence and deemed effectiveness of risk management discipline; on-site interviews of the management team; the quality and stability of the Portfolio Manager’s organization, including internal and external professional staff; and whether key personnel of the Portfolio Manager have substantial personal investments in the Portfolio Manager’s investment program. The Investment Manager’s Investment Committee reviews all such criteria and selects the Portfolio Managers for each Fund.

Portfolio Manager screening and selection includes both quantitative and qualitative analysis in an effort to maximize each Fund’s risk-adjusted return profile. The quantitative due diligence efforts focus on the manager’s financial statements and performance reports and involve assessing risk controls, strategy specific risks, leverage, quality and sustainability of investment returns and drawdown analysis. Each Fund also conducts returns-based statistical analysis to ascertain that the portfolio characteristics are consistent with the espoused strategy and mandate. The qualitative analysis includes an onsite inspection to obtain a better understanding of the investment process being employed and to ensure that the manager’s investment process is consistent with the chosen strategy. This on-site due diligence entails an examination of such qualitative factors as the manager’s integrity, experience, investment philosophy and rationale behind historical and current portfolio positions, documentation, organizational culture and cohesiveness, fund structure, adherence to risk management procedures, staffing, accounting and operational procedures.

Each Fund will limit its investment in any one Portfolio Fund to less than 5% of the Portfolio Fund’s voting securities at the time of purchase, absent an SEC order permitting investments constituting a greater percentage of such securities. There can be no assurance that such an order will be issued. However, to permit the investment of more of its assets in a Portfolio Fund deemed attractive by the Investment Manager, a Fund may purchase non-voting securities of Portfolio Funds or contractually forgo its voting rights, subject to a limitation that a Fund will not make any investment in a Portfolio Fund that would cause the Fund to have a controlling interest in such Portfolio Fund.

Portfolio Managers generally invest in marketable securities, although Portfolio Managers may also invest in privately placed securities and other investments that are illiquid. Interests in Portfolio Funds are not themselves marketable and only have limited liquidity. Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments, currencies, financial futures, commodities, real estate and fixed income and other debt-related instruments. Portfolio Managers are generally not limited as to the markets (either by location or type, such as large capitalization, small capitalization or non-U.S. markets) in which they may invest or the investment discipline that they may employ (such as value, growth or bottom-up or top-down analysis). In managing Portfolio Funds, the Portfolio Managers are not subject to the relevant Fund’s investment policies and restrictions or the various limitations and prohibitions applicable to the activities of investment companies registered under the Investment Company Act (such as the Funds). However, each Fund’s investment policies and restrictions, and limitations imposed by the Investment Company Act, do apply in the case of Portfolio Accounts.

The Investment Manager regularly evaluates each Portfolio Manager to determine whether its investment program is consistent with the relevant Fund’s investment objective and whether its investment performance is satisfactory. Based on these evaluations, the Investment Manager allocates and reallocates a Fund’s assets among Portfolio Managers and may terminate or add Portfolio Managers, as it determines appropriate and consistent with a Fund’s investment objective. Members do not vote on the retention or termination of a Portfolio Manager, except that the retention of any Portfolio Manager to manage a Portfolio Account is subject to the approval of the relevant Fund’s Board and the Fund’s Members. A Fund may seek to obtain an SEC order exempting it from the requirement that Members approve Portfolio Managers that are retained to manage Portfolio Accounts. However, no assurance can be given that such an order will be issued.

Borrowing; Use of Leverage

Each Fund is authorized to borrow money (i) for investment purposes, (ii) to meet repurchase requests and (iii) for cash management purposes. Portfolio Funds generally are also permitted to borrow money for similar purposes. Each Fund may enter into a credit facility to address timing issues in connection with the acquisition of investments (i.e., to provide such Fund with temporary liquidity to acquire investments in Portfolio Funds in advance of the Fund’s receipt of subscription proceeds). The use of borrowings for investment purposes is known as “leverage” and involves a high degree of risk. The investment programs of certain Portfolio Managers may make extensive use of leverage. See “Risk Factors—Special Investment Instruments and Techniques—Leverage; Margin.”

Each Fund is subject to the Asset Coverage Requirement. This means that the value of a Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Portfolio Funds that are not registered under the Investment Company Act and, therefore, a Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds. The Asset Coverage Requirement will apply to borrowings by Portfolio Accounts.

Short Selling

Each Fund, Portfolio Fund and Portfolio Account may sell securities short. To effect a short sale, a Fund, Portfolio Fund or Portfolio Account will borrow the security from a brokerage firm, or other permissible financial intermediary, and make delivery to the buyer. The Fund, Portfolio Fund or Portfolio Account then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. See “Risk Factors—Special Investment Instruments and Techniques—Short Selling.”

Derivatives

Each Portfolio Fund and Portfolio Account may use financial instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivative instruments include stock options, index options, futures, options on futures, swaps and forwards. Transactions in derivatives involve certain risks. See “Risk Factors—Special Investment Instruments and Techniques—Derivatives.”

Short-Term and Defensive Investments

Each Fund invests its cash reserves in high quality short-term investments. These investments may include money market instruments and other short-term debt obligations, money market mutual funds, and repurchase agreements with banks and broker-dealers. During periods of adverse market or economic conditions, each Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent a Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

MANAGEMENT OF THE FUNDS

General

Each Fund’s Board provides broad oversight over the operations and affairs of the Fund. A majority of each Fund’s Board is comprised of persons who are Independent Board Members.

Aetos Alternatives Management, LLC (the “Investment Manager”) serves as the investment manager of each Fund, subject to the ultimate supervision of and subject to any policies established by the Fund’s Board, pursuant to the terms of an investment advisory agreement with each Fund (each, an “Advisory Agreement”). The Investment Manager, a registered investment adviser with the SEC, has operated as an investment adviser since January 2002. The Investment Manager (including its subsidiaries) managed more than $[        ] billion of assets as of April 30, 2013. The Investment Manager is located at 875 Third Avenue, New York, 10022.

The Investment Manager has served as the investment manager of each Fund since the Fund’s inception. Each Fund’s current Advisory Agreement was approved by each Fund’s Board on January 22, 2008 and by the Members of each fund on February 18, 2008. Each Fund’s current Advisory Agreement was renewed by each Fund’s Board on July 17, 2012. A description of the factors considered by each Fund’s Board in approving the renewal of the Advisory Agreements is set forth in the Funds’ semi-annual report to shareholders for the six months ended July 31, 2012.

Under the Advisory Agreements, the Investment Manager is responsible for developing, implementing and supervising each Fund’s investment program, for providing day-to-day investment management services to each Fund, and for providing various administrative services to each Fund including, among other things, providing office space and other support services. The Investment Manager is authorized, subject to the approval of the relevant Fund’s Board and the Fund’s Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to each Fund or to assist the Investment Manager in providing these services.

In consideration for the services provided by the Investment Manager under the Advisory Agreements, each Fund pays the Investment Manager a monthly management fee (the “Management Fee”) computed at an annual rate of 0.75% of the net asset value of the Fund determined as of the last day of the month (before any repurchases of Interests).

Management Team

The following personnel of the Investment Manager are primarily responsible for selecting Portfolio Managers and allocating each Fund’s assets among the Portfolio Managers and Portfolio Funds:

Ms. Anne Casscells

Managing Director, Aetos Capital, LLC.

Managing Director and Chief Investment Officer, Aetos Alternatives Management, LLC.

Prior to joining Aetos in October 2001, Ms. Casscells was the Chief Investment Officer of the Stanford Management Company, where she was responsible for the investment of over $10 billion in endowment funds and other assets on behalf of Stanford University. Prior to assuming her position as CIO in 1998, Ms. Casscells served for two and a half years as Managing Director of Investment Policy Research, where she was responsible for asset allocation and for the endowment’s absolute return investments. During this period, she expanded the absolute return portfolio from $150 million to $650 million and developed a portable alpha program to enhance returns in the endowment’s U.S. equity and fixed income asset classes. Prior to joining the Stanford Management Company, Ms. Casscells was a Vice President in Goldman Sachs’ fixed income division and an analyst at Morgan Stanley. Ms. Casscells earned her Masters of Business Administration from the Stanford Graduate School of Business, where she was an Arjay Miller Scholar, and a Bachelor of Arts in British Studies, cum laude, from Yale University. Ms. Casscells is a trustee of the Stanford Business School Trust and a member of the Board of Directors of KQED Public Broadcasting, where she serves as Treasurer and head of the Finance and Investment Committees. She is the co-author with Robert Arnott, Chairman, First Quadrant, LP of a recently published article titled “Demographics and Capital Markets Returns,” Financial Analysts Journal, AIMR, Vol. 59, No. 2, March/April 2003.

Mr. James Gibbons

Managing Director and Portfolio Manager, Aetos Alternatives Management, LLC.

Prior to joining Aetos Capital in July 2002, Mr. Gibbons served as a Senior Vice President at Evaluation Associates Capital Markets, where he was responsible for research and due diligence on a large group of relative value and event driven hedge fund managers. During his career at Evaluation Associates, Mr. Gibbons and team managed up to $2.6 billion in assets. Before joining Evaluation Associates, Mr. Gibbons spent ten years with AIG in New York, London and Tokyo. He served as chief investment officer for various AIG insurance entities and Managing Director for AIG Global Investment Corp. His responsibilities included asset allocation as well as the management of fixed income, equity and non-traditional investment teams that invested $13 billion. Earlier in his career, Mr. Gibbons worked for Unilever in their treasury units in the U.S. and London. Mr. Gibbons received his Bachelor of Science degree in Finance from Georgetown University.

Mr. Michael Klein

Managing Director, Aetos Capital, LLC.

Managing Director and Chief Operating Officer, Aetos Alternatives Management, LLC.

Prior to joining Aetos Capital in March 2000, Mr. Klein was a Managing Director of Morgan Stanley & Co. and was President and a Director of the Morgan Stanley Institutional Open and Closed-End Funds. Mr. Klein joined Morgan Stanley in 1995 and was involved in both the firm’s institutional asset management and retail funds businesses. Prior to joining Morgan Stanley, he practiced law at the international law firm of Rogers & Wells in New York. Mr. Klein is a magna cum laude graduate of Colgate University where he was elected to Phi Beta Kappa, and received his Juris Doctor degree from Boston College Law School where he was graduated cum laude.

The SAI provides additional information about the management team’s compensation, other accounts managed by the management team, and the management team’s ownership of Interests in the Funds.

Administrator and Custodian

HedgeServ Limited provides certain administrative, accounting and investor services to the Funds. In consideration for such services, each Fund pays the Administrator its pro rata share of a monthly fee, based on the aggregate month-end net assets of the Funds, at an annual rate of 0.12% on the first $250 million, 0.10% on the next $250 million, 0.07% on the next $250 million and 0.06% above $750 million and reimburses the Administrator for certain out-of-pocket expenses. JPMorgan Chase Bank, National Association acts as custodian for each Fund’s assets. The principal address of HedgeServ Limited is 1251 Avenue of the Americas, New York, NY 10020. The principal business address of JPMorgan Chase Bank, National Association is One American Lane, Floor 1, Greenwich, Connecticut, 06831.

Fund Expenses

Each Fund bears its own expenses including, but not limited to: any taxes; organizational expenses; offering costs; investment-related expenses incurred by the Fund (e.g., fees and expenses charged by the Portfolio Managers and Portfolio Funds, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); custody and administrative fees and expenses; the fees and expenses of legal counsel to the

Fund, legal counsel to the independent managers and the Fund’s independent public accountants; tax preparation expenses; corporate licensing fees; the fees and expenses of managers who are not employees of the Investment Manager or one of its affiliates, including travel, insurance and other expenses associated with the operation of the Fund; and such other expenses as may be approved by the relevant Fund’s Board. Each Fund reimburses the Investment Manager for any of the above expenses that it pays on behalf of the Fund.

Each of the Aetos Capital Multi-Strategy Arbitrage Fund, Aetos Capital Distressed Investment Strategies Fund and Aetos Capital Long/Short Strategies Fund’s organizational expenses were approximately $70,400, and each of these Funds also bore certain expenses, totaling approximately $68,000, associated with the initial offering of its Interests. These organizational expenses were allocated to Members. All such costs have been fully amortized by the applicable Fund.

INVESTOR QUALIFICATIONS

Interests may be purchased directly or through the Program. Under the Program, an investor will establish an investment management arrangement with the Investment Manager, pursuant to which the Investment Manager will have full discretionary authority to invest the investor’s assets among the Funds as it sees fit, unless the investor otherwise directs. Interests are being offered only to investors who are “accredited investors” as that term is defined by Rule 501 of Regulation D under the Securities Act of 1933, as amended. These persons are referred to in this prospectus as “Qualified Investors.” In addition, certain investors will be required to represent that they are “qualified clients” as that term is defined by Rule 205-3 under the Investment Advisers Act. In addition, Interests may not be purchased by charitable remainder trusts unless Federal income tax laws change. You must complete and sign an investor certification that you meet these requirements before you may invest in a Fund.

REPURCHASES OF INTERESTS AND TRANSFERS

No Right of Redemption

No Member or other person holding an Interest or a portion of an Interest acquired from a Member will have the right to require a Fund to redeem that Interest or portion thereof. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity will be provided only through limited repurchase offers which will be made from time to time by each Fund. Any transfer of an Interest in violation of a Fund’s LLC Agreement will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by a Fund, as described below. For information on each Fund’s policies regarding transfers of Interests, see “Repurchases and Transfers of Interests” in the SAI.

Repurchases of Interests

Each Fund from time to time will offer to repurchase outstanding Interests pursuant to written tenders by Members. Repurchase offers will be made periodically on terms determined by a Fund’s Board. In making these determinations, the Fund’s Board will consider the recommendations of the Investment Manager. The Investment Manager will recommend to the Board that each Fund offer to repurchase Interests up to four times each year, as of the last business day of March, June, September and December. Each Board has adopted a policy to authorize such quarterly repurchase offers, subject to current market, liquidity, asset allocation and other relevant considerations, including the extent to which Members have expressed an interest in having the applicable Fund repurchase Interests, so that Members of a Fund will have the ability to redeem their Interests to the same extent as the Fund has the ability to redeem its interests in its Portfolio Funds. Quarterly repurchases also will serve as mechanism for the payment by Members of the Program Fees charged by the Investment Manager. It is anticipated that each repurchase offer will extend only to a specified portion (not expected to exceed 25%) of a Fund’s net assets, based upon, among other things, the liquidity of the Fund’s assets. Because each Fund’s assets are expected to be extremely illiquid, it is anticipated that repurchase offers will be accordingly limited. However, the Investment Manager expects to manage the liquidity of each Fund (other than the Aetos Capital Distressed Investment Strategies Fund) so that under normal circumstances a Member which desires to redeem its entire Interest in a Fund may do so within one year from the date of the expiration of the tender offer following the Member’s repurchase request. See “Repurchases and Transfers of Interests” in the SAI.

Each Board will determine that a Fund repurchase Interests or portions thereof from Members pursuant to written tenders only on terms the Board determines to be fair to the relevant Fund and its Members. When a Board determines that a Fund will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests (which is calculated once a month at month-end) from the Administrator during the period the offer remains open.

Repurchases of Interests from Members by a Fund may be paid in cash or by the distribution of securities in-kind, or partly in cash and partly in-kind. However, none of the Funds expects to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on a Fund or on its Members not tendering Interests for repurchase. Repurchases will be effective after receipt and acceptance by a Fund of all eligible written tenders of Interests or portions thereof from Members. Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the relevant LLC Agreement), which will be distributed to all tendering Members on an equal basis. None of the Funds imposes any charges in connection with repurchases of Interests or a portion of Interests.

A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member’s adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment of the repurchase amount.

Repurchase Procedures

Due to liquidity restraints associated with each Fund’s investments in Portfolio Funds and the fact that a Fund will normally have to effect withdrawals from those funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price approximately one month after the date by which Members must submit a repurchase request (the “Valuation Date”) and that a Fund will generally pay the value of the Interests or portions thereof repurchased (or as discussed below, 90% of such value in the case a Member’s entire Interest is repurchased) approximately one month after the Valuation Date, or if the Fund has requested withdrawals of its capital from any Portfolio Funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds. The amount that a Member may expect to receive on the repurchase of the Member’s Interest (or portion thereof) will be the value of the Member’s capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the relevant Fund’s assets as of that date, after giving effect to all allocations to be made as of that date to the Member’s capital account. This value will be subject to adjustment upon completion of the annual audit of the relevant Fund’s financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If the entire Interest of a Member is repurchased, the initial payment will be 90% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the relevant Fund’s audit and be subject to audit adjustment.

Under these procedures, Members will have to decide whether to tender their Interests for repurchase without the benefit of having current information regarding the value of Interests as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Interests and the date they can expect to receive payment for their Interests from a Fund. Payments for repurchased Interests may be delayed under circumstances where a Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving proceeds from the Portfolio Funds.

A Member who tenders for repurchase only a portion of the Member’s Interest will be required to maintain an aggregate balance in the Program (or in one or more Funds in the aggregate with respect to investors who choose to invest directly in the Funds) equal to at least $1,000,000, subject to waiver or reduction with respect to certain investors or categories of investors at the discretion of the Investment Manager. If a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member’s aggregate balance in the Program (or in one or more Funds in the aggregate with respect to investors who choose to invest directly in the Funds) to fall below this required minimum, each Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained.

Repurchases of Interests by each Fund are subject to limitations on a Fund’s ability to withdraw its assets from Portfolio Funds. See “Risk Factors—Special Risks of Multi-Manager Structure—Limited Liquidity; In-kind Distributions.” Repurchases of Interests by each Fund are also subject to certain regulatory requirements imposed by SEC rules.

Mandatory Redemption By A Fund

Each LLC Agreement provides that the relevant Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if, in the judgment of the Investment Manager: ownership of the Interest by the Member or other person will cause the Fund to be in violation of certain laws; continued ownership of the Interest may adversely affect the Fund; any of the representations and warranties made by a Member in connection with the acquisition of the Interest was not true when made or has ceased to be true; or it would be in the best interests of the Fund to repurchase the Interest or a portion thereof. In the case of a mandatory redemption, the Member or other person would receive the net asset value of the Interest or portion thereof subject to such redemption calculated as of the date of the redemption.

CALCULATION OF NET ASSET VALUE

Each Fund computes its net asset value as of the last business day of each “fiscal period” (as defined under “Capital Accounts” below). In determining its net asset value, each Fund values its investments as of such fiscal period end. The net asset value of each Fund equals the value of the assets of the Fund, less all of its liabilities, including accrued fees and expenses. The Board has approved procedures pursuant to which each Fund values its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each fiscal period end ordinarily will be the value determined as of such fiscal period end for each Portfolio Fund in accordance with the Portfolio Fund’s valuation policies and reported at the time of each Fund’s valuation. As a general matter, the fair value of a Fund’s interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from a Portfolio Fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the unlikely event that a Portfolio Fund does not report a fiscal period end value to a Fund on a timely basis, the Fund would determine the fair value of such Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of each Fund’s valuation date.

Prior to investing in any Portfolio Fund, the Investment Manager will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Investment Manager reasonably believes to be consistent with those used by each Fund for valuing its own investments. Although the procedures approved by the Board provide that the Investment Manager will review the valuations provided by the Portfolio Managers to the Portfolio Funds, neither the Investment Manager nor the Board will be able to confirm independently the accuracy of valuations provided by such Portfolio Managers (which are unaudited). Accordingly, the valuations of the Portfolio Managers generally will be relied upon by each Fund, even though a Portfolio Manager may face a conflict of interest in valuing the securities, as their value will affect the Portfolio Manager’s compensation.

Each Fund’s valuation procedures require the Investment Manager to consider all relevant information available at the time the Fund values its portfolio. The Investment Manager and/or the Board will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of a Portfolio Fund does not represent the fair value of a Fund’s interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, each Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Consistent with industry practice, the Funds may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, as when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, a Fund may determine that it was appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by the Portfolio Managers of the Portfolio Funds, upon which each Fund calculates its fiscal period end net asset values, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year end net asset value calculations of the Portfolio Funds are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of a Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Interests repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or revisions to net asset value of a Portfolio Fund adversely affect a Fund’s net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Members who had their Interests repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Members who previously had their Interests repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Interests. New Members may be affected in a similar way.

The procedures approved by the Board provide that, where deemed appropriate by the Investment Manager and consistent with the Investment Company Act, investments in Portfolio Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when a Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, a Fund’s investment will be revalued in a manner that the Investment Manager, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board is responsible for ensuring that the valuation policies utilized by the Investment Manager are fair to the Funds and consistent with applicable regulatory guidelines.

To the extent the Investment Manager invests the assets of a Fund in securities or other instruments that are not investments in Portfolio Funds, the Fund will generally value such assets as described below. Domestic exchange-traded securities and NASDAQ-listed securities will be valued at their last composite sales prices as reported on the exchanges where such securities are traded. If no sales prices are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Securities traded on a foreign securities exchange will generally be valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by the appropriate exchange, dealer, or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s net asset value per share less any applicable redemption fee. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Investment Manager and/or the Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Debt securities will be valued in accordance with a Fund’s valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Investment Manager, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board monitors periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of a Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

The Investment Manager acts as investment adviser to other clients that may invest in securities for which no public market price exists. The Investment Manager may use other acceptable methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by the Funds and other clients. Consequently, the fees charged to the Funds and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Funds, including the Investment Manager’s investment management fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Funds if the judgments of the Board, the Investment Manager, or Portfolio Managers should prove incorrect. Also, Portfolio Managers will only provide determinations of the net asset value of Portfolio Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Funds more frequently.

CAPITAL ACCOUNTS

General

Each Fund maintains a separate capital account for each Member, which has an opening balance equal to the Member’s initial contribution to the capital of the Fund. Each Member’s capital account will be increased by the sum of the amount of cash and the value of any securities constituting additional contributions by the Member to the capital of a Fund, plus any amounts credited to the Member’s capital account as a reallocation of organizational expenses (see “Capital Accounts—Allocation of Special Items”) or as described below. Similarly, each Member’s capital account in a Fund will be reduced by the sum of the amount of any repurchase by the Fund of the Member’s Interest, or portion thereof, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member’s capital account as a reallocation of organizational expenses or as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. With respect to each Fund, a fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on (1) the last day of each fiscal year, (2) the last day of each taxable year, (3) the day preceding the date on which a contribution to the capital of the Fund is made, (4) the day on which the Fund repurchases any Interest (or portion thereof) of any Member, or (5) the day on which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage is determined for each Member as of the start of each fiscal period by dividing the balance of the Member’s capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

Allocation of Net Profits and Losses

Net profits or net losses of each Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of Members as of the last day of each fiscal period in accordance with Members’ respective investment percentages for the period. Net profits or net losses will be measured as the net change in the value of the net assets of a Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including organizational expenses) during a fiscal period, before giving effect to any repurchases by the Fund of Interests (or portions thereof), and excluding the amount of any items to be allocated among the capital accounts of the Members of the Fund other than in accordance with the Members’ respective investment percentages.

Allocations for Federal income tax purposes generally will be made among Members so as to reflect equitably amounts credited or debited to each Member’s capital account for the current and prior taxable years. Under each LLC Agreement, the Investment Manager has the discretion to allocate specially an amount of a Fund’s capital gains, including short-term capital gain, for Federal income tax purposes to the Investment Manager and to a withdrawing Member, in either case to the extent that its capital account exceeds its Federal income tax basis in its Interest.

Allocation of Special Items

Current guidelines followed by the American Institute of Certified Public Accountants require that organizational expenses be expensed as incurred. Each Fund also will bear certain ongoing offering costs associated with any periodic offers of Fund Interests. Offering costs cannot be deducted by a Fund or its Members.

Withholding taxes or other tax obligations incurred by a Fund which are attributable to any Member of the Fund will be debited against the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member’s Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

Generally, any expenditures payable by a Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, will be charged to only those Members of the Fund on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

Reserves

Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members of a Fund for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those Members who are Members at the time when the reserve is created, increased or decreased, as the case may be; provided, however, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Voting

Each Member of a Fund will have the right to cast a number of votes based on the value of the Member’s “Investment Percentage” as of the relevant record date at any meeting of Members called by the Fund’s Board or investors holding at least a majority of the total number of votes eligible to be cast by all Members. “Investment Percentage” is a percentage established for each Member on the Fund’s books as of the first day of each month. The Investment Percentage of a Member represents the Member’s pro rata interest in the relevant Fund and is determined by dividing the balance of the Member’s capital account as of the first day of the month by the sum of the capital accounts of all of the Members as of the first day of the month. Members of a Fund will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of the Board, the approval of the Fund’s Advisory Agreement and the approval of the Fund’s independent public accountants, in each case to the extent that voting by shareholders is required by the Investment Company Act. Except for the exercise of their voting rights, Members of a Fund will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

TAXES

The following is a summary of certain aspects of the Federal income taxation of each Fund and its Members which should be considered by a prospective Member. The Funds have not sought a ruling from the Internal Revenue Service (the “Service”) or any other Federal, state or local agency with respect to any of the tax issues affecting the Funds, nor have they obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of each Fund as a partnership for Federal income tax purposes, and there can be no assurance that the Service will not disagree with, or that a court will sustain, the positions discussed herein.

This summary only discusses certain aspects of the Federal income tax treatment of the Funds and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, existing, temporary and proposed Treasury Regulations (the “Regulations”) and administrative pronouncements in existence on the date hereof, all of which are subject to change or different interpretation, possibly with retroactive effect. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in a Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

Each prospective member should consult with its own tax adviser in order fully to understand the Federal, state, local and foreign income tax consequences of an investment in a Fund.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of a Fund is consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own tax adviser regarding the acquisition of Interests.

Tax Treatment of Fund Operations

Classification of the Funds. Each Fund has previously received an opinion of Clifford Chance US LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the relevant Fund’s Board, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, “publicly traded partnerships” are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in a Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the “Section 7704 Regulations”) provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Funds may not be eligible for any of those safe harbors. In particular, a Fund will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership’s status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Clifford Chance US LLP has previously rendered its opinion that, under this “facts and circumstances” test, and based upon the anticipated operations of the Funds as well as the legislative history to Section 7704 of the Code, the text of the Section 7704 Regulations and certain representations of the Board, Interests in the Funds will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, the Funds will not be treated as publicly traded partnerships taxable as corporations.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members of the Fund to the extent of the current or accumulated earnings and profits of the Fund; and Members of the Fund would not be entitled to report profits or losses realized by the Fund.

Unless otherwise indicated, references in the following discussion of the Federal income tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of a Fund, and those indirectly attributable to a Fund as a result of it being an investor in a Portfolio Fund.

As partnerships, the Funds are not themselves subject to Federal income tax. Each Fund files an annual partnership information return with the Service which reports the results of operations. Each Member of a Fund is required to report separately on its income tax return its distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member of a Fund is taxed on its distributive share of the Fund’s taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of each Fund and its investments under Federal and state law, see “Tax Aspects” in the SAI.

OFFERING

Purchase Terms

Interests are being offered only to Qualified Investors that meet all requirements to invest in the Funds. The minimum initial investment in the Program (or in one or more Funds in the aggregate with respect to investors who choose to invest directly in one or more Funds) is $1,000,000. Subsequent investments must be at least $100,000. These minimums may be waived by the Investment Manager, in its sole discretion, from time to time for certain investors, including, but not limited to, officers and employees of the Investment Manager and its affiliates.

Interests may be purchased on a monthly basis, or at such other times as may be determined by the relevant Fund’s Board. All investor funds for the closings of the sales of Interests will be deposited in an escrow account set up at SEI Investments Mutual Funds Services (the “Escrow Agent”) for the benefit of the investors. The Escrow Agent will invest all funds it receives in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The full amount of an investment is payable in federal funds, which should be received by the Escrow Agent not later than the business day preceding the date as of which Interests are to be issued.

Before an investor may invest in a Fund, the Investment Manager will require a certification from the investor that it is a Qualified Investor and meets other requirements for investment, and that the investor will not transfer its Interest except in the limited circumstances permitted under the relevant LLC Agreement. If an investor’s certification is not received on or before the date Interests are to be issued, the investor’s order will not be accepted.

The form of LLC Agreement for each Fund is incorporated by reference herein. Each new investor will be bound by all of the terms of the LLC Agreement, as may be amended from time to time.

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 29, 2013

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

AETOS CAPITAL DISTRESSED INVESTMENT STRATEGIES FUND, LLC

AETOS CAPITAL LONG/SHORT STRATEGIES FUND, LLC

STATEMENT OF ADDITIONAL INFORMATION

875 Third Avenue

New York, New York 10022

(212) 201-2500

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the combined prospectus of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC (each, a “Fund,” and collectively, the “Funds”), dated [                    ], 2013. A copy of the prospectus may be obtained by contacting any of the Funds at the telephone number or address set forth above.

INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of each Fund, as well as the principal risks associated with each Fund’s investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

Each Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (“Interests”), are listed below. As defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), the vote of a “majority of the outstanding voting securities of a Fund” means the vote, at an annual or special meeting of the Fund’s security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

•	Issue senior securities, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the Securities Exchange Commission (the “SEC”).

•	Borrow money, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the SEC.

•

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

•

Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act.

•

Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or issued by companies that invest or deal in real estate or real estate investment trusts.

•

Invest in commodities or commodity contracts, except that the Fund may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indexes, and options on indexes.

•

Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry. The foregoing restriction shall not apply to the Fund’s investments in money market instruments or money market funds. This restriction also does not apply to the Fund’s investments in Portfolio Funds.

With respect to these investment restrictions and other policies described in this SAI or the prospectus (except a Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. A Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds (as defined below) in which assets of the Fund are invested, but do apply to investments made by the Fund through a Portfolio Account (as defined below).

Each Fund’s investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities.

Certain Portfolio Securities and Other Operating Policies

As discussed in the prospectus, each Fund invests primarily in private investment funds (“Portfolio Funds”) that are managed by alternative asset managers (“Portfolio Managers”) that employ different investment strategies in pursuit of superior risk-adjusted returns. Each Fund may also on occasion retain a Portfolio Manager to manage a designated segment of the Fund’s assets (a “Portfolio Account”) in accordance with the Portfolio Manager’s investment program. Additional information regarding the types of securities and financial instruments in which Portfolio Managers may invest the assets of the Funds and Portfolio Funds and Portfolio Accounts, and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

Equity Securities

The investment portfolios of Portfolio Funds and Portfolio Accounts may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Portfolio Managers may generally invest the assets of Portfolio Funds and Portfolio Accounts in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including “micro cap” companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

Fixed-Income Securities

Portfolio Funds and Portfolio Accounts may invest in fixed-income securities. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Portfolio Funds and Portfolio Accounts may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Portfolio Manager to be of comparable quality.

A Portfolio Fund’s or Portfolio Account’s investments in non-investment grade debt securities (commonly known as “junk bonds”), including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Junk bonds in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of junk bonds to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Non-U.S. Securities

Portfolio Funds and Portfolio Accounts may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Portfolio Funds and Portfolio Accounts may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the prospectus under “Risk Factors—Investment-Related Risks—Non-U.S. Investments.”

As a general matter, Portfolio Funds and Portfolio Accounts are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Portfolio Fund or Portfolio Account may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Portfolio Fund’s or Portfolio Account’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Portfolio Fund or Portfolio Account for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Portfolio Fund or Portfolio Account anticipates purchasing or selling a non-U.S. security. This technique would allow the Portfolio Fund or Portfolio Account to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Portfolio Fund’s or Portfolio Account’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Portfolio Fund’s or Portfolio Account’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue a Fund’s or a Portfolio Fund’s investment objective, such as when a Portfolio Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in a Fund’s or Portfolio Fund’s investment.

Commodities

Certain Portfolio Funds and Portfolio Accounts may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the “convenience yield”). To the extent that these storage costs change for a commodity while the Portfolio Fund or Portfolio Account has invested directly in that commodity, the value of the Portfolio Fund or Portfolio Account’s investment in that commodity may change accordingly.

In addition, the values of commodities are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices. These additional variables may create additional investment risks which subject the Portfolio Fund or Portfolio Account’s investments to greater volatility than investments in traditional securities.

Money Market Instruments

The Funds, Portfolio Funds and Portfolio Accounts may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments and money market mutual funds, or may hold cash or cash equivalents in such amounts as the Investment Manager or Portfolio Managers deem appropriate under the circumstances. The Funds or Portfolio Funds also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Repurchase Agreements

Repurchase agreements are agreements under which a Fund, Portfolio Fund or Portfolio Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the relevant Fund, Portfolio Fund or Portfolio Account at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the relevant Fund, Portfolio Fund or Portfolio Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the relevant Fund, Portfolio Fund or Portfolio Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. Each Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Portfolio Fund or Portfolio Account. Reverse repurchase agreements are a form of leverage which also may increase the volatility of a Portfolio Fund’s or Portfolio Account’s investment portfolio.

Special Investment Techniques

Portfolio Funds and Portfolio Accounts may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Portfolio Funds and Portfolio Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Portfolio Funds or Portfolio Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Portfolio Fund or Portfolio Account may suffer losses as a result of its hedging activities.

Derivatives

Portfolio Funds and Portfolio Accounts may engage in transactions involving swaps, options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Portfolio Funds and Portfolio Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Portfolio Fund’s or Portfolio Account’s performance.

If a Portfolio Fund or Portfolio Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Portfolio Fund’s or Portfolio Account’s return or result in a loss. A Portfolio Fund or Portfolio Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Portfolio Fund or Portfolio Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Options and Futures

The Portfolio Managers may utilize options and futures contracts. They also may use so-called “synthetic” options (notional principal contracts with characteristics of an OTC option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Portfolio Fund or Portfolio Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Portfolio Manager may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

The Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Portfolio Fund or Portfolio Account owns the underlying security. The sale of such an option exposes a Portfolio Fund or Portfolio Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible loss due to the continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund’s or Portfolio Account’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Portfolio Funds and Portfolio Accounts need not be covered.

A Portfolio Fund or Portfolio Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Portfolio Fund or Portfolio Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio Manager would ordinarily effect a similar “closing sale transaction,” which involves liquidating position by selling the option previously purchased, although the Portfolio Manager could exercise the option should it deem it advantageous to do so.

While Portfolio Funds and Portfolio Accounts may trade derivative instruments that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”), the Investment Manager qualifies for an exclusion from registration requirements under the Commodity Exchange Act (“CEA”) and the regulations promulgated thereunder (the “CFTC Regulations”) applicable to a commodity pool operator (“CPO”) and a commodity trading advisor (“CTA”) and has filed a notice of eligibility with the National Futures Association in accordance with the CFTC Regulation 4.5. However, the CFTC has recently significantly restricted the exclusion available to SEC registered investment advisers under the CFTC Regulation 4.5, and, as a result, the Investment Manager may no longer qualify for the exclusion and be required to register with the CFTC as a CPO if any Fund’s investment in Portfolio Funds and Portfolio Accounts that trade CFTC-regulated derivative instruments exceeds a certain threshold. In the event the Investment Manager registers as a CPO, it will become subject to certain disclosure, recordkeeping and reporting requirements applicable to registered CPOs and will likely be required to provide to the investors certified annual reports prepared in accordance with the relevant CFTC Regulations.

Portfolio Funds’ and Portfolio Accounts’ investments in regulated derivative instruments, which with the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) will also include swaps in addition to futures and options on futures, may be restricted by regulatory and exchange position limits. Prior to the adoption of the Dodd-Frank Act, position limits with respect to most U.S. futures contracts were set by U.S. commodities exchanges. The Dodd-Frank Act required the CFTC to establish federal position limits on futures and options contracts in physical commodities (including energy) and on economically equivalent over-the-counter derivatives. In addition to the federal position limits established by the CFTC, many U.S. and foreign futures exchanges impose “speculative position limits” or “accountability levels” on the maximum net long or short futures positions that any person may hold or control in contracts traded on such exchanges. Under the exchange rules and the recently adopted CFTC regulations, all accounts owned or managed by commodity trading advisors, such as the Investment Manager, their principals and their affiliates, would be combined for position limit purposes.

In order to comply with the position limits established by the CFTC and the relevant exchanges, the Investment Manager may in the future reduce the size of positions that would otherwise be taken for Portfolio Funds or Portfolio Accounts or not trade in certain markets on behalf of Portfolio Funds and Portfolio Accounts in order to avoid exceeding such limits. A violation of position limits by the Investment Manager could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Investment Manager on behalf of Portfolio Funds and Portfolio Accounts. There can be no assurance that the Investment Manager will liquidate positions held on behalf of all the Investment Manager’s accounts in a proportionate manner. In the event the Investment Manager chooses to liquidate a disproportionate number of positions held on behalf of Portfolio Funds or Portfolio Accounts at unfavorable prices, Portfolio Funds and Portfolio Accounts may incur substantial losses.

Portfolio Funds and Portfolio Accounts may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of a Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Portfolio Fund or Portfolio Account to substantial losses.

Successful use of futures also is subject to a Portfolio Manager’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Portfolio Managers may purchase and sell stock index futures contracts for a Portfolio Fund or Portfolio Account. A stock index future obligates a Portfolio Fund or Portfolio Account to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Portfolio Managers may purchase and sell interest rate futures contracts for a Portfolio Fund or Portfolio Account. An interest rate future creates an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Portfolio Managers may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

Some or all of the Portfolio Managers may purchase and sell commodity futures. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes

Some or all of the Portfolio Managers may purchase and sell for the Portfolio Funds and Portfolio Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements

The Portfolio Managers may enter into equity, interest rate, and index and currency rate swap agreements on behalf of Portfolio Funds and Portfolio Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by a Portfolio Fund or Portfolio Account would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, a Portfolio Fund’s or Portfolio Account’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Portfolio Fund’s or Portfolio Account’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, a Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. A Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. None of the Funds currently intends to use swaps or other derivatives in this manner.

The Dodd-Frank Act provides for significant reforms of the over-the-counter derivatives markets and grants significant authority to the SEC and the CFTC to regulate the over-the-counter derivatives and market participants. For example, the Portfolio Funds may be required to execute their swap transactions on a CFTC regulated market and to clear each swap transaction through a CFTC regulated central clearing organization. In the event a Portfolio Fund becomes subject to the clearing requirements in connection with its over-the-counter derivatives positions, any amounts of margin posted by that Portfolio Fund to collateralize its positions with the CFTC regulated central clearing organization would decrease amounts available to fund other Portfolio Fund investments and otherwise increase the Portfolio Fund’s need for liquidity.

Lending Portfolio Securities

A Portfolio Fund or Portfolio Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Portfolio Fund or Portfolio Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Portfolio Fund or Portfolio Account an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. A Portfolio Fund or Portfolio Account generally will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Portfolio Fund or Portfolio Account might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund or Portfolio Account.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, a Portfolio Fund or Portfolio Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Portfolio Fund or Portfolio Account enters into the commitment, but the Portfolio Fund or Portfolio Account does not make payment until it receives delivery from the counterparty. After a Portfolio Fund or Portfolio Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Portfolio Fund or Portfolio Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Portfolio Fund or Portfolio Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Portfolio Fund or Portfolio Account. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund or Portfolio Account on a forward basis will not honor its purchase obligation. In such cases, the Portfolio Fund or Portfolio Account may incur a loss.

REPURCHASES AND TRANSFERS OF INTERESTS

Repurchase Offers

As discussed in the prospectus, offers to repurchase Interests will be made by a Fund at such times and on such terms as may be determined by the Fund’s Board of Managers (each a “Manager” or “Board Member,” and collectively, the “Board”), in its sole discretion in accordance with the provisions of applicable law. In determining whether a Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Fund’s Board will consider the recommendation of the Investment Manager. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

A Fund’s Board will cause the Fund to make offers to repurchase Interests or portions thereof from Members pursuant to written tenders only on terms it determines to be fair to the Fund and to all Members of the Fund or persons holding Interests acquired from such Members. When a Fund’s Board determines that the Fund will repurchase Interests or portions thereof, notice will be provided to each Member of the Fund describing the terms thereof, and containing information Members should consider in deciding whether and how to participate in such repurchase opportunity. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain an estimated net asset value of their Interests (which is calculated once a month at month-end) from HedgeServ Limited, the administrator for the Funds, during such period. If a repurchase offer is oversubscribed by Members, the relevant Fund may repurchase only a pro rata portion of the Interests tendered by each Member, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Upon its acceptance of tendered Interests for repurchase, a Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in Portfolio Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

Payment for repurchased Interests may require a Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Investment Manager intends to take measures (subject to such policies as may be established by a Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

Mandatory Redemptions

As noted in the prospectus, each Fund has the right to redeem an Interest or portion of an Interest of a Member or any person acquiring an Interest or portion thereof from or through a Member under certain circumstances. Such mandatory redemptions may be made if, in the judgment of the Investment Manager:

•

an Interest or portion thereof has been transferred or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member;

•

ownership of an Interest by a Member or other person will cause a Fund to be in violation of, or subject a Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of such an Interest may be harmful or injurious to the business or reputation of a Fund or the Investment Manager, or may subject a Fund or any Members to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

•	it would be in the best interests of a Fund to redeem an Interest or portion thereof.

In the case of a mandatory redemption, the Member or other person would receive the net asset value of the Interest or portion thereof subject to such redemption calculated as of the date of the redemption.

Transfers of Interests

No person may become a substituted Member of a Fund without the written consent of the Fund’s Investment Manager, which consent may be withheld for any reason in its sole and absolute discretion. Interests may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member or (ii) with the written consent of the Investment Manager, which may be withheld in its sole discretion. Without limiting the foregoing, the Investment Manager generally will consent to a transfer if it is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member’s immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Investment Manager may permit other pledges, transfers or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer or assignment, the Board shall consult with counsel to the relevant Fund to ensure that such pledge, transfer or assignment will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notice to a Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to transfer an Interest or portion thereof unless after such transfer the balance of the capital account of the transferee, and of the Member transferring the Interest if the transfer involves less than its entire Interest, is at least equal to a Fund’s minimum investment requirement.

Any transferee meeting a Fund’s eligibility requirements that acquires an Interest or portion thereof in a Fund by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of the Fund’s Limited Liability Company Agreement (the “LLC Agreement”), but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the relevant LLC Agreement. If a Member transfers an Interest or portion thereof with the approval of the Investment Manager, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as a Member. Each Member and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by a Fund in connection with such transfer. If such a transferee does not meet the Member eligibility requirements, a Fund reserves the right to redeem its Interest. Any transfer of an Interest in violation of the relevant LLC Agreement will not be permitted and will be void.

Each LLC Agreement provides that each Member has agreed to indemnify and hold harmless the relevant Fund, the Managers, the Investment Manager, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Member in violation of these provisions or any misrepresentation made by such Member in connection with any such transfer.

BOARD OF MANAGERS

Each Fund’s Board provides broad oversight over the operations and affairs of the Fund. Each Fund’s Board has overall responsibility to manage and control the business affairs of the relevant Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund’s business. Each Fund’s Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

The members of the Funds’ Boards are not required to contribute to the capital of any of the Funds or to hold Interests in any Fund. A majority of the Board are persons who are not “interested persons” (as defined in the Investment Company Act) of the Funds (collectively, the “Independent Board Members”). Each Fund’s Board met four times during the fiscal year ended January 31, 2013.

The Independent Board Members perform the same functions for each Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation. In addition, each of the Independent Board Members serves on each Fund’s Audit Committee. The Audit Committee is charged with recommending to the full Board the engagement or discharge of each Fund’s independent auditors; directing investigations into matters within the scope of the independent auditors’ duties, including the power to retain outside specialists; reviewing with the independent auditors the audit plan and results of the auditing engagement; approving professional services provided by the independent auditors and other accounting firms prior to the performance of the services; reviewing the independence of the independent auditors; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and preparing and submitting Audit Committee meeting minutes to the full Board. Each Fund’s Audit Committee met two times during the fiscal year ended January 31, 2013.

The Independent Board Members also serve on each Fund’s Nominating Committee. The Nominating Committee evaluates the qualifications and experience of potential candidates to serve as Independent Board Members of the Funds, and nominates candidates for consideration by the full Board. Persons recommended by each Fund’s Nominating Committee as candidates for nomination as Independent Board Members of the Funds are required to possess such knowledge, experience, skills, expertise and diversity so as to enhance each Fund’s Board’s ability to manage and direct the affairs and business of the Funds, including, when applicable, to enhance the ability of committees of each Fund’s Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the New York Stock Exchange. The Independent Board Members of each of the Funds expect to be able to continue to identify from their own resources an ample number of qualified candidates for each Fund’s Board as they deem appropriate, therefore they will not consider nominations from investors at this time. Nominations from investors should be in writing and sent to the Independent Board Members. Each Fund’s Nominating Committee did not meet during the fiscal year ended January 31, 2013.

Each Fund’s policy on Board diversity provides that while diversity and variety of experiences and viewpoints represented on the Board should always be considered, a nominee should not be chosen nor excluded solely or largely because of race, color, gender, national origin or sexual orientation or identity. In selecting a nominee to serve on the Board, each Fund’s Nominating Committee focuses on skills, expertise and background that would complement the existing Board, recognizing that each Fund’s business and operations are diverse and global in nature.

Each Fund is focused on its corporate governance practices and values independent Board Member oversight as an essential component of strong corporate performance to enhance shareholder value. Each Fund’s commitment to independent oversight is demonstrated by the fact that all of its Board Members, except Mr. Klein, are independent. In addition, all of the members of each Board’s committees are independent. Each Board acts independently of management and regularly holds independent member sessions of the Board without members of management present. The Funds do not have a lead independent director because each Board believes that the current Board leadership structure is well suited for its Fund and investors at this time.

The Funds are subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Boards’ general oversight of the Funds and is addressed as part of various Board and committee activities. The Funds’ Investment Manager and other service providers also employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. The Boards recognize that it is not possible to identify all of the risks that may affect the Funds or to develop processes and controls to eliminate or mitigate their occurrence or effects. As part of its regular oversight of the Funds, the Boards interact with and review reports from, among others, the Funds’ Investment Manager, the Funds’ Chief Compliance Officer, the Funds’ independent registered public accounting firm and counsel, as appropriate, regarding risks faced by the Funds and applicable risk controls. The Boards may, at any time and in its discretion, change the manner in which they conduct risk oversight.

The members of each Fund’s Board also serve on each Fund’s Valuation Committee. The Valuation Committee generally is responsible for determining the fair value of the following types of portfolio investments that may be held by a Fund: (i) portfolio investments for which the Investment Manager has received revised prices from the sources of the prices originally provided to the Investment Manager for such portfolio investments, where the revisions to such prices are of sufficient magnitude to alter the applicable Fund’s net asset value by 5% or more; (ii) portfolio investments for which no price or value is available at the time a Fund’s net asset value is calculated on a particular day, including new portfolio investments for which a usual source of pricing information has not yet been established and portfolio investments for which there is a short and temporary lapse in price provision by the usual pricing source; and (iii) portfolio investments for which the prices or values provided by the usual pricing source do not, in the judgment of the Investment Manager, represent the fair value of the instrument. Each Fund’s Valuation Committee did not meet during the fiscal year ended January 31, 2013[, but each Fund’s Valuation Committee plans to meet in 2013].

The identity of the Board and Officers for the Funds and brief biographical information regarding each member of the Board and each Officer is set forth below. The same persons serve as members of the Board and Officers for each of the three Funds. The three Funds constitute each of the “family of investment companies” and the “fund complex” for purposes of the following tables, except as set forth below in the table labeled “Compensation.” Each Manager who is deemed to be an “interested person” of the Funds, as defined in the Investment Company Act, is indicated by an asterisk.

Managers

Name, (Year of Birth) and Address	Manager Since	Principal Occupation or Employment During Past Five Years and Directorships in Publicly Held Companies	Dollar Range of Interests in the Funds	Aggregate Dollar Range of Interests in all Funds overseen or to be overseen in Family of Investment Companies
Interested Board Member

Michael Klein* (1958) 875 Third Avenue New York, NY 10022	2003	Co-President, Aetos Alternatives Management, LLC and Managing Director, Aetos Capital, LLC, March 2000-Present; Director/Trustee of certain funds in the Morgan Stanley fund complex, August 2006-Present. As a result of these and other professional experiences, Mr. Klein possesses knowledge and experience in financial matters that strengthen the Board’s collective qualifications, skills, and experience.	over $100,000	over $100,000
Independent Board Members:

Ellen Harvey (1954) 756 Rugby Road Bryn Mawr, PA 19010	2002	Principal, Lindsay Criswell LLC, July 2008-Present; Principal, Vanguard, January 2008-June 2008; Senior Vice President, Mercantile Bankshares, February 2003–September 2007. As a result of these and other professional experiences, Ms. Harvey possesses knowledge and experience in financial matters that strengthen the Board’s collective qualifications, skills, and experience.	over $100,000	over $100,000

Pierre de Saint Phalle (1948) 280 Park Avenue Floor 40W New York, NY 10017	2002	Managing Director, Promontory Financial Group, March 2005-Present; Chairman, Atlantic Whitehall Funds, 2004-2009. As a result of these and other professional experiences, Mr. de Saint Phalle possesses knowledge and experience in financial and regulatory matters that strengthen the Board’s collective qualifications, skills, and experience.	over $100,000	over $100,000

Name, (Year of Birth) and Address	Manager Since	Principal Occupation or Employment During Past Five Years and Directorships in Publicly Held Companies	Dollar Range of Interests in the Funds	Aggregate Dollar Range of Interests in all Funds overseen or to be overseen in Family of Investment Companies

Warren J. Olsen (1956) 1200 17th Street Suite 2650 Denver, CO 80202	2003	Chairman and Chief Investment Officer, First Western Investment Management. As a result of these and other professional experiences, Mr. Olsen possesses knowledge and experience in financial and accounting matters that strengthen the Board’s collective qualifications, skills, and experience.	over $100,000	over $100,000

*	“Interested Person,” as defined in the Investment Company Act.

Officers

Name, (Year of Birth) and Address	Position Held with Each Fund	Principal Occupation(s) or Employment During Past Five Years
Anne Casscells (1958) 2180 Sand Hill Road, Suite 410 Menlo Park, CA 94025	Chief Investment Officer	Co-President, Aetos Alternatives Management, LLC and Managing Director, Aetos Capital, LLC.

Michael Klein (1958) 875 Third Avenue New York, NY 10022	President	See biographical information under “Managers.”

Scott Sawyer (1969) 875 Third Avenue New York, NY 10022	Treasurer	Director, Aetos Capital, LLC.

Harold J. Schaaff (1960) 875 Third Avenue New York, NY 10022	Vice President and Secretary	General Counsel and Managing Director, Aetos Capital, LLC.

Reid Conway (1971) 875 Third Avenue New York, NY 10022	Assistant Secretary and Chief Compliance Officer	Vice President, Aetos Capital, LLC.

The Board Members serve on each Fund’s Board for terms of indefinite duration. A Board Member’s position in that capacity will terminate if the Board Member is removed, resigns or is subject to various disabling events such as death or incapacity. A Board Member may resign upon 90 days’ prior written notice to the other Board Members, and may be removed either by vote of two-thirds of the Board Members not subject to the removal vote or vote of the Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members. The Board Members will render assistance to Members on the question of the removal of Board Members in the manner required by Section 16(c) of the Investment Company Act. In the event of any vacancy in the position of a Board Member, the remaining Board Members may appoint an individual to serve as a Board Member, so long as immediately after such appointment at least two-thirds of the Board Members then serving would have been elected by the Members. The Board Members may call a meeting of Members to fill any vacancy in the position of a Board Member, and must do so within 60 days after any date on which Board

Members who were elected by the Members cease to constitute a majority of the Board Members then serving. If no Board Member remains to manage the business the Fund, the Investment Manager may manage and control the Fund, but must convene a meeting of Members of the Fund within 60 days for the purpose of either electing new Board Members or dissolving the Fund.

Compensation

Name of Board Member	Aggregate Compensation from each Fund*			Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits upon Retirement	Total Compensation from Fund and Fund Complex Paid to Managers
Michael Klein		$0		None	None		$0
Ellen Harvey	$	[	]	None	None	$	[	]
Pierre de Saint Phalle	$	[	]	None	None	$	[	]
Warren J. Olsen	$	[	]	None	None	$	[	]

*	For the fiscal year ended January 31, 2013. Amount does not include reimbursed expenses for attending Board meetings.

INVESTMENT ADVISORY SERVICES

The Investment Manager

Aetos Alternatives Management, LLC (the “Investment Manager”) serves as the investment manager for each Fund, subject to the ultimate supervision of and subject to any policies established by the Fund’s Board. The Investment Manager has operated as an investment adviser since January 2002. The Investment Manager (including its subsidiaries) managed more than $[        ] billion of assets as of April 30, 2013. The Investment Manager is located at 875 Third Avenue, New York, New York 10022.

Pursuant to the terms of the investment advisory agreements entered into between each Fund and the Investment Manager, each dated as of January 22, 2008 (each, an “Advisory Agreement”), the Investment Manager is responsible for developing, implementing and supervising each Fund’s investment program and for providing day-to-day investment management services to each Fund. The Investment Manager is primarily responsible for the selection of Portfolio Managers and the allocation of the assets of each Fund for investment among the Portfolio Managers. In addition, the Investment Manager is responsible for investing the cash portion of each Fund’s assets not invested in Portfolio Funds or through Portfolio Accounts.

Each Advisory Agreement requires the Investment Manager, at its expense, to provide the relevant Fund with adequate office space, facilities and equipment, and to provide certain administrative services to the Fund, including: the compilation and maintenance of records with respect to the Fund’s operations (excluding the preparation of accounting and investor records); with the assistance of the Fund’s administrator, legal counsel and independent accountants, the preparation of materials relating to meetings of its Board and Members, and the preparation and filing of required regulatory reports; and the supervision of services provided by the Fund’s administrator and custodian.

The Investment Manager is authorized, subject to the approval of a Fund’s Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Investment Manager in providing these services, subject to the requirement that the Investment Manager supervise the rendering of any such services to the Fund by its affiliates.

In consideration for the services provided by the Investment Manager under the Advisory Agreements, each Fund pays the Investment Manager a monthly management fee (the “Management Fee”) computed at an annual rate of 0.75% of the net asset value of the Fund determined as of the last day of the month (before any repurchases of Interests). For the fiscal years ended January 31, 2011, January 31, 2012 and January 31, 2013, each Fund paid the Investment Manager the amount set forth below:

	Amount Payable			Amount Waived	Net Amount Paid
Aetos Capital Multi-Strategy Arbitrage Fund, LLC
Fiscal Year Ended January 31, 2011		$4,302,451		N/A		$4,302,451
Fiscal Year Ended January 31, 2012		$4,664,564		N/A		$4,664,564
Fiscal Year Ended January 31, 2013	$	[	]	N/A	$	[	]
Aetos Capital Distressed Investment Strategies Fund, LLC
Fiscal Year Ended January 31, 2011		$3,425,821		N/A		$3,425,821
Fiscal Year Ended January 31, 2012		$3,706,913		N/A		$3,706,913
Fiscal Year Ended January 31, 2013	$	[	]	N/A	$	[	]
Aetos Capital Long/Short Strategies Fund, LLC
Fiscal Year Ended January 31, 2011		$6,545,267		N/A		$6,545,267
Fiscal Year Ended January 31, 2012		$7,962,509		N/A		$7,962,509
Fiscal Year Ended January 31, 2013	$	[	]	N/A	$	[	]

The Investment Manager has served as the investment manager of each Fund since the Fund’s inception. Each Fund’s current Advisory Agreement was approved by each Fund’s Board on January 22, 2008 and by the

Members of each Fund on February 18, 2008. Prior to such dates, the Investment Manager served as each Fund’s investment manager pursuant to investment advisory agreements whose terms and conditions were identical (other than effective dates) to the terms and conditions of the original advisory agreements.

Each Advisory Agreement has an initial term of two years, and may be continued in effect from year to year thereafter if such continuance is approved annually by the relevant Board or by vote of a majority of the outstanding voting securities of that Fund; provided that in either event the continuance is also approved by a majority of the Independent Board Members by vote cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the factors considered by each Fund’s Board of Managers in approving each Advisory Agreement is set forth in each Fund’s semi-annual report to its Members for the six months ended July 31, 2012.

Each Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the relevant Fund; or by the Investment Manager. Each Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the Investment Company Act and the rules thereunder.

Each Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Investment Manager is not liable for any loss a Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

The Investment Manager or its designee maintains each Fund’s accounts, books and other documents required to be maintained under the Investment Company Act at 875 Third Avenue, New York, New York 10022.

Other Accounts Managed

The following tables show information regarding accounts (other than the Funds) managed by each named portfolio manager as of December 31, 2012.

Anne Casscells James Gibbons Michael Klein	Number of Accounts		Total Assets in Accounts		Number of Accounts where Advisory Firm’s Fee is Based on Account Performance		Total Assets in Accounts where Advisory Firm’s Fee is Based on Account Performance
			($ million)				($ million)
Registered Investment Companies	None		N/A		N/A		N/A
Other Pooled Investment Vehicles	None		N/A		N/A		N/A
Other Accounts	[	]	$ [	]	[	]	$ [	]

Material Conflicts of Interest

The Investment Manager manages multiple accounts for multiple clients. In addition to the Funds, these other accounts may include separate accounts, collective trusts, or offshore funds. The Investment Manager manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes, and oversight by directors and independent third parties. The Investment Manager has developed trade allocation procedures and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

Description of Compensation

Professionals employed by the Investment Manager are subject to a compensation structure that includes base salary and a discretionary bonus. Bonuses are variable and depend on many factors, including firm, business unit and individual performance relative to established benchmarks and criteria. Individuals that consistently exceed performance objectives are eligible for promotions and/or equity participation in the firm. Officers are also eligible to share in the net profits of the business under a profit participation plan. Participation amounts are determined on the basis of performance and contribution. In addition, all managing directors of the Investment Manager have a common equity membership in Aetos Capital, LLC.

Ownership of Securities

As of January 31, 2013, the portfolio managers owned Interests of the Funds as follows [to be updated]:

	Aetos Capital Multi - Strategy Fund	Aetos Capital Long/ Short Strategies Fund	Aetos Capital Distressed Investment Strategies Fund
Anne Casscells	$100,001-500,000	$100,001-500,000	$100,001-500,000
James Gibbons	$100,001-500,000	$500,001-1,000,000	$100,001-500,000
Michael Klein	$100,001-500,000	$100,001-500,000	$100,001-500,000

Fund Expenses

Each Fund bears all expenses incurred in its business and operations other than those specifically required to be borne by the Investment Manager pursuant to each Advisory Agreement. Expenses borne by each Fund include, but are not limited to, the following:

•

all costs and expenses directly related to portfolio transactions and positions for the Fund’s account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Portfolio Funds;

•	all costs and expenses associated with the organization and registration of the Fund, certain offering costs and the costs of compliance with any applicable Federal or state laws;

•	all costs and expenses associated with the organization of separate investment funds managed by Portfolio Managers retained by the Fund;

•

attorneys’ fees and disbursements associated with updating the Fund’s registration statement, prospectus and other offering related documents (the “Offering Materials”); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys’ fees and disbursements associated with the preparation and review thereof;

•	the costs and expenses of holding meetings of the Board and any meetings of Members, including legal costs associated with the preparation and filing of proxy materials;

•

the fees and disbursements of legal counsel to the Fund, legal counsel to the Independent Board Members, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

•	the fees and charges of the Fund’s custodian and administrator;

•	the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

•	all expenses of computing the Fund’s net asset value, including any equipment or services obtained for these purposes;

•	all charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Manager and any custodian or other agent engaged by the Fund;

•	all expenses of the Fund’s corresponding feeder funds; and

•	such other types of expenses as may be approved from time to time by the Board.

The Portfolio Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by each Fund. The Portfolio Managers generally will charge asset-based fees to and receive performance-based allocations from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds and the amount of any distributions from the Portfolio Funds to each Fund. These expenses, fees and allocations will be in addition to those incurred by each Fund and its Members.

Codes of Ethics

The Funds and the Investment Manager have each adopted codes of ethics. The codes are designed to detect and prevent improper personal trading by certain of personnel, including investment personnel, that might compete with or otherwise take advantage of a Fund’s portfolio transactions. Covered persons include the Boards, the officers and directors of the Investment Manager and the Investment Manager, as well as employees of the Investment Manager having knowledge of the investments and investment intentions of a Fund. The codes of ethics permit covered persons to invest in securities, including securities that may be purchased or held by a Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Funds’ registration statements filed with the Securities and Exchange Commission and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Investment Process

The Investment Manager’s investment process integrates objective setting, fundamental research, manager evaluation, portfolio construction, monitoring and risk management. Incorporating the tenets of modern portfolio theory to construct portfolios, this process is organized into the following six steps: (i) establishing the portfolio framework; (ii) undertaking fundamental research; (iii) defining portfolio objectives and structure; (iv) evaluating managers; (v) constructing and optimizing the portfolio; and (vi) monitoring the portfolio. The Investment Manager has developed a flexible absolute return strategy investment structure that allows it to respond to the varying circumstances of its clients. Each client’s requirements and objectives are carefully assessed in order to determine the investment structure and portfolio composition that is best aligned with their needs.

CONFLICTS OF INTEREST

The Investment Manager

The Investment Manager also provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Funds (“Aetos Accounts”). The Funds have no interest in these activities. The Investment Manager and the investment professionals who, on behalf of the Investment Manager, provide investment advisory services to the Funds are engaged in substantial activities other than on behalf of the Funds, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between each Fund and the Aetos Accounts. Such persons devote only so much time to the affairs of each Fund as in their judgment is necessary and appropriate.

Participation in Investment Opportunities

The Investment Manager expects to employ an investment program for each Fund that is substantially similar to the investment program employed by it for certain Aetos Accounts. As a general matter, the Investment Manager will consider participation by each Fund in all appropriate investment opportunities that are under consideration for those other Aetos Accounts. There may be circumstances, however, under which the Investment Manager will cause one or more Aetos Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Investment Manager will commit a Fund’s assets. There also may be circumstances under which the Investment Manager will consider participation by Aetos Accounts in investment opportunities in which the Investment Manager does not intend to invest on behalf of a Fund, or vice versa.

The Investment Manager evaluates for each Fund and for each Aetos Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for a Fund or an Aetos Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Funds and the Aetos Accounts in the context of any particular investment opportunity, the investment activities of the Funds and the Aetos Accounts may differ from time to time. In addition, the fees and expenses of the Funds differs from those of the Aetos Accounts. Accordingly, the future performance of the Funds and the Aetos Accounts will vary.

When the Investment Manager determines that it would be appropriate for a Fund and one or more Aetos Accounts to participate in an investment transaction in the same Portfolio Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Investment Manager believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that a Fund participate, or participate to the same extent as the Aetos Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Manager will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where a Fund could be disadvantaged because of the investment activities conducted by the Investment Manager for the Aetos Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Portfolio Managers with respect to Portfolio Funds) on the combined size of positions that may be taken for a Fund and the Aetos Accounts, thereby limiting the size of a Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for a Fund and the Aetos Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, a Fund may be legally restricted from entering into a “joint transaction” (as defined in the Investment Company Act) with the Aetos Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See “Other Matters” below.

Directors, officers, employees and affiliates of the Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of a Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Investment Manager, or by the Investment Manager for the Aetos Accounts, that are the same, different or made at a different time than positions taken for a Fund.

Other Matters

Except in accordance with applicable law, the Investment Manager and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, any of the Funds. However, subject to certain conditions imposed by applicable rules under the Investment Company Act, a Fund may effect certain principal transactions in securities with one or more accounts managed by the Investment Manager, except for accounts as to which the Investment Manager or any of its affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Investment Manager or one of its affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Investment Manager has determined it would be appropriate for a Fund to purchase (or sell), and the Investment Manager has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

Future investment activities of the Investment Manager and its affiliates, and of their respective directors, officers or employees, may give rise to additional conflicts of interest.

TAX ASPECTS

The following is a summary of certain aspects of the Federal income taxation of the Funds and their U.S. Members which should be considered by a prospective Member. The Funds have not sought a ruling from the Internal Revenue Service (the “Service”) or any other Federal, state or local agency with respect to any of the tax issues affecting the Funds, nor have they obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of each Fund as a partnership for Federal income tax purposes, and there can be no assurance that the Service will not disagree with or that a court will sustain the positions discussed herein.

This summary only discusses certain aspects of the Federal income tax treatment of the Funds and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, existing, temporary and proposed Treasury Regulations (the “Regulations”) and administrative pronouncements in existence on the date hereof, all of which are subject to change or different interpretations possibly with retroactive effect. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

Each prospective Member should consult with its own tax adviser in order fully to understand the Federal, state, local and foreign income tax consequences of an investment in a Fund.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of a Fund is consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own tax adviser regarding the acquisition of Interests.

Tax Treatment of Fund Operations

Classification of the Funds

The Funds have previously received an opinion of Clifford Chance US LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of each Fund’s Board, each Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, “publicly traded partnerships” are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in a Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the “Section 7704 Regulations”) provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Funds may not be eligible for any of those safe harbors. In particular, a Fund will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if it has more than 100 Members.

The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership’s status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Clifford Chance US LLP has previously rendered its opinion that, under this “facts and circumstances” test, and based upon the anticipated operations of the Funds as well as the legislative history to Section 7704 of the Code, the text of the Section 7704 Regulations and certain representations of each Fund’s Board, the interests in a Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, the Fund will not be treated a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members of the Fund to the extent of the current or accumulated earnings and profits of the Fund; and Members of the Fund would not be entitled to report profits or losses realized by the Fund.

Unless otherwise indicated, references in the following discussion of the Federal income tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of a fund, and those indirectly attributable to the Fund as a result of it being an investor in a Portfolio Fund.

As a partnership, each Fund is not itself subject to Federal income tax. Each Fund files an annual partnership information return with the Service which reports the results of operations. Each Member of a Fund is required to report separately on its income tax return its distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member of a Fund is taxed on its distributive share of the Fund’s taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

Allocation of Profits and Losses

Under each LLC Agreement, a Fund’s net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by that Fund for Federal income tax purposes. Each LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by a Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund’s net capital appreciation or net capital depreciation allocated to each Member’s capital account for the current and prior fiscal years.

Under each LLC Agreement, each Fund’s Board has the discretion to allocate specially an amount of a Fund’s capital gain (including short-term capital gain) for U.S. Federal income tax purposes to the Special Advisory Member and to a withdrawing Member to the extent that the Member’s capital account exceeds its Federal income tax basis in its Interest. There can be no assurance that, if a Fund’s Board makes such a special allocation, the Service will accept such allocation. If such allocation is successfully challenged by the Service, a Fund’s gains allocable to the remaining Members of the Fund would be increased.

Tax Elections; Returns; Tax Audits

The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754 of the Code. Under each LLC Agreement, at the request of a Member, a Fund’s Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service’s consent. The actual effect of any such election may depend upon whether any Portfolio Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, each Fund’s Board presently does not intend to make such election.

Each Fund’s Board decides how to report the partnership items on a Fund’s tax returns, and all Members of a Fund are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which a Fund’s items have been reported. In the event the income tax returns of a Fund are audited by the Service, the tax treatment of the Fund’s income and deductions generally would be determined at the Fund level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the “Tax Matters Partner,” has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members’ tax liabilities with respect to Fund items.

Tax Consequences to a Withdrawing Member

A Member receiving a cash liquidating distribution from a Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member’s adjusted tax basis in its Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member’s contributions to a Fund. However, a withdrawing Member of a Fund will recognize ordinary income to the extent such Member’s allocable share of the Fund’s “unrealized receivables” and “substantially appreciated inventory items” exceeds the Member’s basis in such “unrealized receivables” and “substantially appreciated inventory items”, respectively (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by a Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner, but only to the extent that the amount of the distribution exceeds such Member’s adjusted tax basis in its Interest.

As discussed above, each LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Member to the extent its capital account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation of gain may result in the withdrawing Member of a Fund recognizing capital gain, which may include short-term capital gain, in the Member’s last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

Mandatory Basis Adjustments

The Funds are generally required to adjust their tax basis in their assets in respect of all Members in cases of partnership distributions that result in a “substantial basis reduction” (i.e., in excess of $250,000) in respect of the relevant partnership’s property. The Funds also are required to adjust their tax basis in their assets in respect of a transferee Member in the case of a sale or exchange of an Interest, or a transfer upon death, when there exists a “substantial built-in loss” (i.e., in excess of $250,000) in respect of Fund property immediately after the transfer. For this reason, the Funds will require (i) a Member who receives a distribution from the Funds in connection with a complete withdrawal, (ii) a transferee of an Interest (including a transferee in case of death) and (iii) any other Member in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Interest.

Distributions of Property and Adjusted Basis

A partner’s receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an “investment partnership” within the meaning of Section 731(c)(3)(C)(i) of the Code and the recipient is an “eligible partner” within the meaning of Section 731(c)(3)(C)(iii) of the Code. Each Fund will determine at the appropriate time whether it qualifies as an “investment partnership.” Assuming it so qualifies, if a Member of a Fund is an “eligible partner,” which term should include a Member whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

A Member’s tax basis for its interest in a Fund will include the amount of money the Member contributed to the Fund. A Member’s tax basis will be increased by the Member’s respective share of the Fund’s taxable income and gains, and will be decreased by distributions from the Fund to the Member and by the Member’s respective share of any taxable losses.

Tax Treatment of Fund Investments

In General

Each Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see “Currency Fluctuations – ‘Section 988’ Gains or Losses” below) and certain other transactions described below, each Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time a Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which a Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of a Fund.1

The maximum ordinary income tax rate for individuals is currently 39.6% and, in general, the maximum individual income tax rate for “qualified dividend income” (generally, a dividend from shares (held for certain holding periods) from certain domestic corporations, and from certain qualified foreign corporations that are either eligible for the benefits of a comprehensive income tax treaty with the United States or whose stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States), and for long-term capital gains is 20% (unless the taxpayer elects to be taxed at ordinary rates – see “Limitation on Deductibility of Interest and Short Sale Expenses” below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

Each Fund may realize ordinary income from dividends and accruals of interest on securities. Each Fund may hold debt obligations with “original issue discount.” In such case, a Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. Each Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, a Fund generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by the Fund. Each Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by a Fund in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered “miscellaneous itemized deductions” which, for a noncorporate Member, may be subject to restrictions on their deductibility. See

[1]	Generally, in the absence of Regulations requiring it, a Fund will not treat positions held through different investment Portfolio Accounts or Portfolio Funds as offsetting positions for purposes of the straddle rules.

“Deductibility of Fund Investment Expenditures by Noncorporate Members” below. Moreover, gain recognized from certain “conversion transactions” will be treated as ordinary income.2

Currency Fluctuations – “Section 988” Gains or Losses

To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by a Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to a Fund’s investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of a Fund on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988 of the Code, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time a Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above, a Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as “Section 1256 Contracts” (see “Section 1256 Contracts” below), will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if a Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Section 1256 Contracts

In the case of Section 1256 Contracts, the Code generally applies a “mark to market” system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by a Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as “marking to market”), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by a Fund in computing its taxable income for such year. If a Section 1256 Contract held by a Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the “mark to market” rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See “Currency Fluctuations –

[2]	Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer’s return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

‘Section 988’ Gains or Losses.”) If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

Mixed Straddle Election

The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to the Regulations, a Fund (and any Portfolio Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily “marking to market” of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Regulations’ mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by a Fund will be accepted by the Service.

Short Sales

Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in a Fund’s hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by a Fund for more than one year. In addition, these rules may also terminate the running of the holding period of “substantially identical property” held by a Fund.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if a Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if a Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

Effect of Straddle Rules on Members’ Securities Positions

The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by a Fund as “straddles” for Federal income tax purposes. The application of the “straddle” rules in such a case could affect a Member’s holding period for the securities involved and may defer the recognition of losses with respect to such securities.3

Limitation on Deductibility of Interest and Short Sale Expenses

For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for “investment interest” (i.e., interest or short sale expenses for “indebtedness properly allocable to property held for investment”). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer’s “net investment income,”

[3]	The Funds will not generally be in a position to furnish to Members information regarding the securities positions of their Portfolio Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Funds, should be treated as offsetting positions for purposes of the straddle rules.

consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

For purposes of this provision, a Fund’s activities will be treated as giving rise to investment income for a Member of the Fund, and the investment interest limitation would apply to a noncorporate Member’s share of the interest and short sale expenses attributable to the Fund’s operation. In such case, a noncorporate Member of a Fund would be denied a deduction for all or part of that portion of its distributive share of the Fund’s ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) of the Code would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member of a Fund on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

Deductibility of Fund Investment Expenditures by Noncorporate Members

Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.4 In addition, except for taxable years beginning in 2010, 2011 and 2012 in each of which the following limitation was eliminated entirely, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount which was, for example, $166,800 (or $83,400 for a married person filing a separate return) in 2009 to deduct itemized deductions including such investment expenses. Under such provision, itemized deductions in excess of 2% of adjusted gross income may only be deducted to the extent that they exceed the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year. Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

These limitations will apply to a noncorporate Member’s share of the investment expenses of a Fund (including the fee paid to the Administrator and any fee payable to the managers of a Portfolio Fund), to the extent such expenses are allocable to a Portfolio Fund that is not in a trade or business within the meaning of the Code or to the investment activity of a Fund. Each Fund intends to treat its expenses attributable to a Portfolio Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of a Fund as not being subject to such limitations, although there can be no assurance that the Service will agree.

The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisers with respect to the application of these limitations.

No deduction is allowed for sales loads paid by a Member to acquire an Interest in a Fund; instead any such fees will be included in the Member’s adjusted tax basis for its Interest in such Fund. To the extent that any portion of the investor servicing fee is treated as a selling expense, such portion would be subject to the same treatment.

Application of Rules for Income and Losses from Passive Activities

The Code restricts the deductibility of losses from a “passive activity” against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain

[4]

However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. The Supreme Court has held that on certain facts, investment advisory fees paid by a trust would be subject to such a floor on deductibility but indicated that on others, the fees may be fully deductible. Members that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.

closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from a Fund’s securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member’s share of such income and gain from a Fund. Income or loss attributable to a Fund’s investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

“Phantom Income” From Fund Investments

Pursuant to various “anti-deferral” provisions of the Code (the “Subpart F” and “passive foreign investment company” provisions), investments (if any) by a Fund in certain foreign corporations may cause a Member to (i) recognize taxable income prior to a Fund’s receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the “anti-deferral” provisions, would have been treated as long-term or short-term capital gain.

Foreign Taxes

It is possible that certain dividends and interest directly or indirectly received by a Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, a Fund or a Portfolio Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax a Fund will directly or indirectly pay since the amount of a Fund’s assets to be invested in various countries is not known.

The Members of a Fund will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund or a Portfolio Fund, which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax-exempt will not ordinarily benefit from such credit or deduction.

Sale of Interests

Members will not be able or allowed to freely sell or otherwise transfer their Interests. A Member that is allowed to sell its Interests generally will recognize capital gain or loss measured by the difference between the amount realized on the sale and the member’s adjusted tax basis in the Interests sold, except to the extent the gain on the sale of Interests is attributable to either unrealized receivables of a Fund or items of substantially appreciated Fund inventory, which will be treated as ordinary income. Any such capital gain or loss generally will be long-term capital gain or loss if the Member held the sold Interests for more than one year. The amount realized will include the Member’s allocable share of a Fund’s nonrecourse borrowings (as defined for Federal income tax purposes), if any, as well as any proceeds from the sale. Thus, a liability upon the sale of Interests may exceed the Member’s cash proceeds from the sale.

Unrelated Business Taxable Income

Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.5 This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

[5]	With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

This general exemption from tax does not apply to the “unrelated business taxable income” (“UBTI”) of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is not substantially related to the exercise or performance of the organization’s exempt purpose or function. UBTI also includes “unrelated debt-financed income,” which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, a Fund’s income (or loss) from these investments may constitute UBTI.

Each Fund may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, each Fund will treat its short sales of securities as not involving “acquisition indebtedness” and therefore not resulting in UBTI.6 To the extent a Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the “average acquisition indebtedness” incurred with respect to such securities is of the “average amount of the adjusted basis” of such securities during the taxable year.

To the extent a Fund recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of the disposition of the securities, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such “acquisition indebtedness” is of the “average amount of the adjusted basis” of such securities during the taxable year. In determining the unrelated debt-financed income of a Fund, an allocable portion of deductions directly connected with a Fund’s debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

Since the calculation of a Fund’s “unrelated debt-financed income” is complex and will depend in large part on the amount of leverage, if any, used by a Fund from time to time,7 it is impossible to predict what percentage of a Fund’s income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization’s share of the income or gains of a Fund which is treated as UBTI may not be offset by losses of the exempt organization either from that Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that a Fund generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. Each Fund will be required to report to a Member of the Fund which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by a Fund is highly complex, and there is no assurance that a Fund’s calculation of UBTI will be accepted by the Service.

[6]	Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.
[7]	The calculation of a particular exempt organization’s UBTI would also be affected if it incurs indebtedness to finance its investment in a Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of a Fund’s income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in a Fund generally should not affect the tax-exempt status of such an exempt organization.8 In addition, a charitable remainder trust will be subject to a 100% excise tax on any UBTI under Section 664(c) of the Code. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from a Fund. (See “ERISA Considerations.”)

Certain Issues Pertaining to Specific Exempt Organizations

Private Foundations

Private foundations and their managers are subject to excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation’s investment in a Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in a Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in a Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in a Fund is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in a Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. For example, if a private foundation (either directly or together with a “disqualified person”) acquires more than 20% of the capital interest or profits interest of a Fund, the private foundation may be considered to have “excess business holdings.” If this occurs, such foundation may be required to divest itself of its interest in a Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the relevant Fund is “passive” within the meaning of the applicable provisions of the Code and Regulations. Although there can be no assurance, each Fund’s Board believes that the Fund will meet such 95% gross income test.

A substantial percentage of investments of certain “private operating foundations” may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

[8]	Certain exempt organizations which realize UBTI in a taxable year will not constitute “qualified organizations” for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax adviser in this regard.

Qualified Retirement Plans

Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See “ERISA Considerations.”)

Endowment Funds

Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

Tax Shelter Reporting Requirements

Under Treasury Regulations, the activities of a Fund may include one or more “reportable transactions,” requiring such Fund and, in certain circumstances, a Member to file information returns as described below. In addition, the Investment Manager and other material advisors to a Fund may each be required to maintain for a specified period of time a list containing certain information regarding the “reportable transactions” and the Fund’s investors, and the Service could inspect such lists upon request.

A “reportable transaction” of a partnership includes, among others, a transaction that results in a loss claimed under Section 165 of the Code exceeding certain thresholds described below (computed without taking into account offsetting income or gain items, and without regard to limitations on its deductibility), unless the transaction has been exempted from reporting by the Service. Subject to certain significant exemptions described below, a partner will be treated as participating in a partnership’s “loss transaction,” and thus be required to report the transaction, if (i) the partner’s allocable share of such a partnership’s loss exceeds $2 million in any one taxable year or $4 million over a period of six taxable years (beginning with the taxable year in which the transaction is entered into) for non-corporate partners, and for corporate members, the thresholds are $10 million in any one taxable year or $20 million over the six-year period described above, or (ii) the partner is an individual or a trust which is allocated in any one taxable year a loss of at least $50,000 from a Section 988 transaction (see “Currency Fluctuations -‘Section 988’ Gains or Losses” above).

The Service has published guidance exempting from the reporting requirements many of each Fund’s transactions that are marked to market under Sections 475 and 1256 of the Code, provided that the Fund has a “qualifying basis” in the assets underlying the transaction. Assets with a “qualifying basis” include, among others, certain assets purchased by the Fund for cash.

The Regulations require each Fund to complete and file Form 8886 (“Reportable Transaction Disclosure Statement”) with its tax return for each taxable year in which such Fund participates in a “reportable transaction.” Additionally, each Member treated as participating in a reportable transaction of a Fund is required to file Form 8886 with its tax return. Such Fund and any such Member, respectively, must also submit a copy of the completed form with the Service’s Office of Tax Shelter Analysis. Each Fund intends to notify the Members that it believes (based on information available to the Fund) are required to report a transaction of such Fund, and intends to provide such Members with any available information needed to complete and submit Form 8886 with respect to such Fund’s transactions.

Under the above rules, a Member’s recognition of a loss upon its disposition of an interest in the Fund could also constitute a “reportable transaction” for such Member.

Under current legislation, a significant penalty is imposed on taxpayers that participate in a “reportable transaction” and fail to make the required disclosure. The penalty is generally $10,000 for natural persons and $50,000 for other persons (increased to $100,000 and $200,000, respectively, if the reportable transaction is a “listed transaction”). Investors should consult with their own advisors concerning the application of these reporting obligations to their specific situations.

Certain Considerations for Non-U.S. Members

The discussion under this heading applies to certain Members who are not “U.S. persons” as determined for U.S. federal income tax purposes (“non-U.S. Members”). The term “U.S. person” means: (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source; (iv) a trust if both (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of its substantial decisions, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust; or (v) a partnership to the extent the interests therein are held by any of the foregoing.

Given the nature of the Funds’ investment activities, a non-U.S. Member generally should not be subject to regular U.S. federal income taxation on its allocable share of Fund income where such Member’s nexus with the U.S. is solely as a result of an investment in Interests. No assurances can be given in this respect, however. Dividends and certain interest income allocable to non-U.S. Members will be subject to U.S. withholding tax of 30% (unless reduced or eliminated by an applicable treaty).

If, contrary to a Fund’s expectations, the Fund were treated as being engaged in a U.S. trade or business, then each non-U.S. Member generally would be subject to regular U.S. federal income taxation on its allocable share of Fund income. In such a case, each non-U.S. Member would be required to file a U.S. federal income tax return reporting its allocable share of Fund income and to pay U.S. federal income tax at regular U.S. rates on that income. In addition, the Fund would be required to withhold and pay over to the IRS certain amounts with respect to such income. Any amount so withheld would be creditable against the non-U.S. Member’s ultimate U.S. federal income tax liability, and the non-U.S. Member would be entitled to a refund to the extent that the amount withheld exceeded such Member’s U.S. federal income tax liability for the taxable year. Finally, a corporate non-U.S. member’s allocable share of Fund income may also be subject to a 30% U.S. branch profits tax.

Different rules from those described above may apply in the case of a non-U.S. member: (i) that has an office or other fixed place of business in the U.S. or is otherwise carrying on a U.S. trade or business; (ii) who is an individual present in the United States for 183 or more days in the taxable year of the disposition or has a “tax home” in the United States for U.S. federal income tax purposes; (iii) who is a former citizen or resident of the United States; or (iv) that is a controlled foreign corporation, a foreign insurance company that holds Interests in connection with a U.S. trade or business, a foreign personal holding company or a corporation that accumulated earnings to avoid U.S. federal income tax.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act (“FATCA”) generally impose a new reporting regime and potentially a 30% withholding tax with respect to certain U.S. source income (including interest and dividends) and gross proceeds from the sale or other disposal of property that can produce U.S. source interest or dividends (“Withholdable Payments”). As a general matter, the new rules are designed to require U.S. persons’ direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership. The new withholding rules will apply to U.S. source income payments made after December 31, 2013, to the disposition proceeds described above after December 31, 2016.

Each Fund will be required to report to the Service and to impose a 30% withholding of tax on the share of Withholdable Payments to (i) Members that are non-U.S. financial entities (that are not otherwise exempt) that do not either comply with an intergovernmental agreement to implement FATCA or enter into an agreement (a “FFI Agreement”) with the Service to provide information, representations and waivers of non-U.S. law as may be required to comply with the provisions of the rules, including, information regarding its direct and indirect U.S. Members; (ii) Members who fail to establish their non-U.S. status as required under the FFI Agreement; (iii) and other Members that do not either provide certifications or information regarding their U.S. ownership or consent, where necessary, to have such information disclosed to the IRS. The IRS has issued final regulations regarding FATCA but not yet provided a form of FFI Agreement.

Although the application of FATCA to a sale or other disposal of an interest in a partnership is unclear, it is possible that the gross proceeds of the sale or other disposal of an interest in the Fund will be subject to FATCA under the rules described above if such proceeds are treated as an indirect disposal of the Member’s interest in assets that can produce U.S. source interest or dividends.

In certain circumstances, a Fund may liquidate a non-compliant Member’s Interest, and each Fund’s LLC Agreement will contain provisions permitting such Fund to either liquidate a non-compliant Member’s Interest in the Fund, or form and operate an investment vehicle organized in the United States that is treated as a “domestic partnership” under the Code and transfer such Member’s Interest in the Fund to such investment vehicle.

Each prospective Member should consult its own tax advisers regarding the requirements under FATCA with respect to its own situation.

Each prospective non-U.S. Member should consult its own tax adviser regarding the tax consequences of an investment in a Fund.

State and Local Taxation

In addition to the Federal income tax consequences described above, prospective Members should consider potential state and local tax consequences of an investment in a Fund. State and local tax laws may differ in their treatment of limited liability companies such as the Funds. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity allocated to the jurisdiction. Although there can be no assurance, except as noted below, each Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member’s distributive share of the taxable income or loss of a Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which a Fund acquires an interest may conduct business in a jurisdiction which will subject to tax a Member’s share of the partnership’s income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

Each Fund that is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York City unincorporated business tax, which is not imposed on a partnership solely engaged in purchasing and selling securities for its “own account.” (This exemption may not be applicable to the extent a partnership in which a Fund invests conducts a business in New York City.) By reason of a similar exemption, it is also expected that an individual Member of a Fund who is a nonresident of New York should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund. A nonresident individual Member will also not be subject to New York City earnings tax on nonresidents with respect to his investment in a Fund.

Individual Members who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels. These limitations may apply to a Member’s share of some or all of a Fund’s expenses. Prospective Members are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation may be treated as doing business in New York State and New York City, respectively, and may be subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.9 Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation’s taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership’s income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.

Regulations under both the New York State corporate franchise tax and New York City general corporation tax, however, provide an exemption to this general rule in the case of a “portfolio investment partnership,” which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2) of the Code as qualifying gross income for this purpose. The qualification of a Fund as a “portfolio investment partnership” with respect to its investments through Portfolio Accounts and Portfolio Funds must be determined on an annual basis and, with respect to a taxable year, a Fund and/or one or more Portfolio Funds may not qualify as portfolio investment partnerships. Therefore, a corporate non-managing Member of a Fund may be treated as doing business in New York State and New York City as a result of its interest in the Fund or its indirect interest in a nonqualifying Portfolio Fund.

New York State has enacted legislation that imposes a quarterly withholding obligation on certain partnerships with respect to partners that are individual non-New York residents or corporations (other than S corporations). Accordingly, a Fund may be required to withhold on the distributive shares of New York source partnership income allocable to such partners to the extent such income is not derived from trading in securities for such Fund’s own account.

A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax). There is no New York City tax on the UBTI of an otherwise exempt entity.

Each prospective corporate Member should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in a Fund.

[9]

New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an “ERISA Plan” and “ERISA,” respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in a Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects—Unrelated Business Taxable Income” and “—Certain Issues Pertaining to Specific Exempt Organizations”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in a Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in a Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because each Fund is registered as an investment company under the Investment Company Act, the Fund will be proceeding on the basis that its underlying assets should not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules.

A Benefit Plan which proposes to invest in a Fund will be required to represent that it, and any fiduciaries responsible for such Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Members may currently maintain relationships with the Investment Manager or their affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA Plan or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Members should consult with their own counsel and other advisors to determine if participation in a Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in a Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

BROKERAGE

Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio transactions for the Portfolio Fund or Portfolio Account that it manages and for the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

In selecting brokers and dealers to execute transactions on behalf of a Portfolio Fund or Portfolio Account, each Portfolio Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm’s risk in positioning a block of securities. Although it is expected that each Portfolio Manager generally will seek reasonably competitive commission rates, a Portfolio Manager will not necessarily pay the lowest commission available on each transaction. The Portfolio Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Consistent with the principle of seeking best price and execution, a Portfolio Manager may place orders for a Portfolio Fund or Portfolio Account with brokers that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Portfolio Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Managers or their affiliates in providing services to clients other than the Portfolio Funds and the Portfolio Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio Manager in connection with the Portfolio Fund or Portfolio Account it manages. Conversely, the information provided to a Portfolio Manager by brokers and dealers through which other clients of the Portfolio Manager or its affiliates effect securities transactions may be useful to the Portfolio Manager in providing services to the Portfolio Fund or a Portfolio Account. For the fiscal years ended January 31, 2011, January 31, 2012 and January 31, 2013, each Fund paid no brokerage commissions.

It is anticipated that Portfolio Managers (including each Portfolio Manager retained to manage a Portfolio Account) will generally follow brokerage placement practices similar to those described above. The brokerage placement practices described above will also be followed by the Investment Manager to the extent it places transactions for the Funds. However, certain Portfolio Managers (other than those managing Portfolio Accounts) may have policies that permit the use of brokerage commissions of a Portfolio Fund to obtain products or services that are not research related and that may benefit the Portfolio Manager.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

[                    ] serves as the independent registered public accounting firm of each Fund. Its principal business address is [                    ], [                    ].

Clifford Chance US LLP, New York, New York, acts as legal counsel to the Funds. Its principal business address is 31 West 52nd Street, New York, New York 10019.

CUSTODIAN

JPMorgan Chase Bank, National Association (the “Custodian”) serves as the primary custodian of the assets of each Fund, and may maintain custody of the assets of each Fund with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by each Fund’s Board. Assets of each Fund are not held by the Investment Manager or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is One American Lane, Floor 1, Greenwich, Connecticut, 06831.

CONTROL PERSONS

[To be updated]

SUMMARY OF LLC AGREEMENTS

The following is a summary description of additional items and select provisions of each LLC Agreement that are not described elsewhere in this SAI or in the combined prospectus of the Funds. The description of such items and provisions is not definitive.

Liability of Members

Members in each Fund will be members of a limited liability company as provided under Delaware law. Under Delaware law and each LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of a Fund solely by reason of being a Member, except that the Member may be obligated to make capital contributions to the Fund pursuant to its LLC Agreement to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to a Fund, whether before or after its dissolution or after the Member ceases to be a Member, such amounts as the Fund deems necessary to meet its debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member’s Interests and any other amounts received by the Member from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

Duty of Care

Each LLC Agreement provides that neither the Managers nor the Investment Manager (including certain of their affiliates, among others) shall be liable to a Fund or any of its Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. Each LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers and the Investment Manager (including certain of their affiliates, among others) by a Fund, but not by the Members of the Fund individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any Member of a Fund for the repayment of any balance in such Member’s capital account or for contributions by such Member to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its Members. The rights of indemnification and exculpation provided under each LLC Agreement do not provide for indemnification of a Manager or the Investment Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the LLC Agreement

Each LLC Agreement may generally be amended, in whole or in part, with the approval of the relevant Fund’s Board (including a majority of the Independent Board Members, if required by the Investment Company Act), and without the approval of the Members, unless the approval of Members is required by the Investment Company Act. However, certain amendments to the LLC Agreements involving capital accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the relevant Fund’s Board) to tender its entire Interest for repurchase by the relevant Fund.

Power of Attorney

By purchasing an Interest and by signing the LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the combined prospectus as Appendix B), each Member of a Fund will appoint the Investment Manager and each of the Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

The power-of-attorney granted in each LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Investment Manager and each of the Managers and as such is irrevocable and continues in effect until all of such Member’s Interest in a Fund has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Fund’s Board for admission to the Fund as substitute Members.

Term, Dissolution and Liquidation

A Fund will be dissolved:

•	upon the affirmative vote to dissolve the Fund by both (1) the Board and (2) Members holding at least two-thirds of the total number of votes eligible to be cast by all Members;

•	at the election of the Investment Manager;

•	upon the failure of Members to elect successor Managers at a meeting called by the Investment Manager when no Manager remains; or

•	as required by operation of law.

Upon the occurrence of any event of dissolution, the relevant Fund’s Board or the Investment Manager, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Investment Manager to act as liquidator or is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net losses during the fiscal period including the period of liquidation will be allocated as described in the combined prospectus under “Capital Accounts—Allocation of Net Profits and Losses.”

Upon the dissolution of a Fund, its assets are to be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund, other than debts to Members of the Fund, including actual or anticipated liquidation expenses, (2) next to satisfy debts owing to the Members of the Fund, and (3) finally to the Members of the Fund proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Fund’s Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

Voting

Each Member has the right to cast a number of votes equal to the value of the Member’s capital account at a meeting of Members called by the Fund’s Board or by Members of the Fund holding 25% or more of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of the Fund’s agreement with any investment adviser, and approval of the Fund’s auditors, and on certain other matters, to the extent that the Investment Company Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of a Fund’s business, and may not act for or bind a Fund.

Reports to Members

Each Fund will furnish to its Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete Federal and state income tax or information returns, along with any other tax information required by law. Each Fund will send to its Members a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Investment Manager regarding a Fund’s operations during such period also will be sent to the Fund’s Members.

Fiscal Year

For accounting purposes, the fiscal year of the Funds is the 12-month period ending on January 31. The 12-month period ending December 31 of each year will be the taxable year of the Funds unless otherwise determined by the Investment Manager.

FINANCIAL STATEMENTS

Each Fund’s audited financial statements for the fiscal year ended January 31, 2013, which are included in the Fund’s Annual Report to Shareholders dated January 31, 2013, are incorporated herein by reference. These financial statements include the schedule of investments, statement of assets and liabilities, statement of operations, statement of changes in Member’s capital, statement of cash flows, financial highlights, notes and Report of Independent Registered Public Accounting Firm.

PROXY VOTING POLICIES AND PROCEDURES

Aetos Alternatives Management, LLC

Proxy Voting Policy

I. Introduction

This policy sets forth Aetos Alternatives Management, LLC (“AAM”) policies and procedures for voting proxies with respect to portfolio securities held in the accounts for which AAM provides discretionary investment management services and for which AAM has the explicit authority to vote their proxies. The policy will be reviewed and, if necessary, updated periodically to address new or revised proxy voting issues as they arise.

As an investment manager for various clients, including clients governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), AAM may vote proxies as part of its authority to manage, acquire and dispose of client account assets, unless the “named fiduciary” for an ERISA account has explicitly reserved the authority for itself, or in the case of an account not governed by ERISA, the client investment management agreement does not provide that AAM will vote proxies. When voting proxies for client accounts, AAM will make voting decisions solely in the best interests of its clients and its ERISA plan clients and beneficiaries and participants, considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote. In fulfilling its obligations to its clients, AAM will act in a manner it deems prudent and diligent and which is intended to enhance the economic value of the underlying portfolio securities held in its clients’ accounts.

II. Routine Corporate Matters

AAM will generally, although not always, vote in support of management on matters which are common management-sponsored initiatives, provided that, in AAM’s opinion, approval of such initiatives will not detract from the economic value of the company’s securities held in AAM client accounts. These matters are set out below:

(i)	Appointment or election of auditors;

(ii)	Routine elections or re-elections of directors;

(iii)	Director’s liability and indemnification;

(iv)	General updating/corrective amendments to charter;

(v)	Name changes;

(vi)	Elimination of cumulative voting; and

(vii)	Elimination of preemptive rights.

III. Issues Having the Potential for Major Economic Impact

AAM will generally, although not always, vote in support of management initiatives which may have a substantive financial or best interest impact, provided that, in AAM’s opinion, approval of such initiatives will not detract from the economic value of the company’s securities held in AAM client accounts. These matters are set out below:

(i)	Capitalization changes which eliminate other classes of stock and voting rights;

(ii)	Changes in capitalization authorization for stock splits, stock dividends, and other specified needs which are no more than 50% of the existing authorization;

(iii)	Stock purchase plans with an exercise price of not less than 85% of fair market value;

(iv)	Stock option plans that are incentive based and not excessive;

(v)	Other stock-based plans which are appropriately structured;

(vi)	Reductions in supermajority vote requirements; and

(vii)	Adoption of anti-greenmail provisions.

AAM will generally not vote in support of management on certain issues which have a potential substantive financial or best interest impact when AAM believes that approval of the proposal may negatively impact the economic value of the company’s securities held in AAM client accounts. These matters are set out below:

(i)	Capitalization changes which add classes of stock which are blank check in nature or that dilute the voting interests of existing shareholders;

(ii)	Changes in capitalization authorization where management does not offer an appropriate rationale or that are contrary to the best interest of existing shareholders;

(iii)	Anti-takeover and related provisions which serve to prevent the majority of shareholders from exercising their rights or effectively deter appropriate tender offers and other offers;

(iv)	Amendments to by-laws which would require supermajority shareholder votes to pass or repeal certain provisions;

(v)	Classified boards of directors;

(vi)	Reincorporation into a state which has more stringent anti-takeover and related provisions;

(vii)	Shareholder rights plans which allow appropriate offers to shareholders to be blocked by the board or trigger provisions which prevent legitimate offers from proceeding;

(viii)	Excessive compensation or non-salary compensation related proposals;

(ix)	Change-in-control provisions in non-salary compensation plans, employment contracts and severance agreements that benefit management and would be costly to shareholders if triggered; and

(x)	“Other business as properly comes before the meeting” proposals which give a blank check to those acting as proxy.

IV. Social and Corporate Responsibility Issues

AAM, believing that management’s job is to handle ordinary business matters, and not wanting to arbitrarily impose a judgment on such matters, usually votes with management on these proposals. Third party analyses of these issues are taken into account. If an issue will, in our view negatively impact the investment merits of a company, we will oppose it.

V. Conflict of Interests

Situations may arise where there are material conflicts between AAM’s interest and those of its advisory clients. AAM may resolve potential conflicts by using any of the following methods: (1) adopting a policy of disclosing the conflict to clients and obtaining their consent before voting: (2) basing the proxy vote on pre-determined voting guidelines if the application of the guidelines to the matter do not involve the exercise of discretion on the part of AAM; or (3) using the recommendations of an independent third party.

VI. Proxy Voting Record Retention

AAM retains the following records: (1) proxy voting policies and procedures; (2) proxy statements; (3) records of votes cast on behalf of clients; (4) records of clients’ requests for proxy voting information; and (5) any documents prepared by or on behalf of AAM that were material in making decisions on how to vote. AAM retains the above-mentioned records for a minimum of five years.

VII. Proxy Administration

AAM’s internal Proxy Committee (the “Committee”) develops the firm’s positions on all major corporate issues, creates guidelines, and oversees the voting process. The Committee, comprised of the Chief Investment Officer, Chief Operating Officer, and General Counsel, analyzes types of proposals based on whether they would adversely affect shareholders’ interests and make a company less attractive to own. In evaluating proxy proposals each year, the Committee relies upon our own knowledge of each company and its management, independent research provided by third parties, and information presented by company managements and shareholder groups.

Once the Committee establishes its recommendations, they are distributed to AAM’s Portfolio Management Group as voting guidelines. Ultimately, the investment professional primarily accountable for a portfolio is responsible for votes on companies in that portfolio. Most vote consistent with AAM’s guidelines. Occasionally, some will take an independent view on certain issues and vote differently. When an investment professional casts votes which are counter to the Committee’s guidelines, they are required to document their reasons in writing for the Committee. Annually, the Board of Managers of the AAM Funds will review AAM’s proxy voting process, policies, and voting records.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements.

Part A: Financial Highlights: years ended January 31, 2013, January 31, 2012, January 31, 2011, January 31, 2010, January 31, 2009, January 31, 2008, January 31, 2007, January 31, 2006, January 31, 2005 and January 31, 2004.

Part B:

Schedule of Investments as of January 31, 2013.*

Statement of Assets and Liabilities as of January 31, 2013.*

Statement of Operations for the year ended January 31, 2013.*

Statements of Changes in Members’ Capital for the years ended January 31, 2012 and January 31, 2013.*

Statement of Cash Flows for the year ended January 31, 2013.*

Financial Highlights for the years ended January 31, 2013, January 31, 2012, January 31, 2011, January 31, 2010, January 31, 2009, January 31, 2008, January 31, 2007, January 31, 2006, January 31, 2005 and January 31, 2004.*

(2)	Exhibits:

(a)(1)	Certificate of Formation of Registrant[1]

(a)(2)	Certificate of Amendment to Certificate of Formation[2]

(a)(3)	Form of Limited Liability Company Agreement of Registrant[3]

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Form of Investment Advisory Agreement[4]

(h)	Not applicable

*	Incorporated by reference to the Registrant’s Form N-CSR filed on [ ], 2013.
[1]	Filed as Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 filed on March 27, 2002.
[2]	Filed as Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed August 23, 2002 (“Pre-Effective No. 2”).
[3]	Filed as Exhibit (a)(3) to Pre-Effective No. 2.
[4]	Filed as Exhibit (g) to Pre-Effective No. 2.

(i)	Not applicable

(j)	Fund of Hedge Funds Custodial Agreement[5]

(k)	Administrative Services Agreement[6]

(l)	Opinion and Consent of Clifford Chance US LLP[7]

(m)	Not applicable

(n)(1)	Opinion and Consent of Clifford Chance Rogers & Wells LLP on tax matters[8]

(n)(2)	Consent of Independent Registered Public Accounting Firm**

(o)	Not applicable

(p)	Initial Subscription Agreement[9]

(q)	Not applicable

(r)(1)	Code of Ethics[10]

(s)	Powers of attorney†

Item 26. Marketing Arrangements

Not applicable

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$0
Printing	$10,000
Accounting fees and expenses	$4,000
Legal fees and expenses	$15,000
Miscellaneous	$0

Total	$29,000

[5]	Filed as Exhibit (j) to the Registration Statement on Form N-2 filed on June 1, 2011 (the “N-2”).
[6]	Filed as Exhibit (k) to the N-2.
[7]	Filed as Exhibit (l) to the N-2.
[8]	Filed as Exhibit (n)(1) to Pre-Effective No. 2.
**	To be filed by amendment.
[9]	Filed as Exhibit (p) to Pre-Effective No. 2.
[10]	Filed as Exhibit (r)(1) to Pre-Effective No. 2.
†	Filed herewith

Item 28. Persons Controlled by or Under Common Control

None

Item 29. Number of Holders of Securities as of 3/31/13

[To be updated]

Item 30. Indemnification

Reference is made in the provisions of Section 3.7 of Registrant’s limited liability company agreement to be filed as Appendix A to the prospectus contained in this Registration Statement, and to be incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Certain information pertaining to business and other connections of the Registrant’s Adviser, Aetos Alternatives Management, LLC, is hereby incorporated herein by reference to the section of the Prospectus captioned “Management of the Funds” and to the section of the Statement of Additional Information captioned “Investment Advisory Services.” The information required by this Item 30 with respect to each director, officer or partner of Aetos Alternatives Management, LLC is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60760).

Item 32. Location of Accounts and Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o Aetos Capital, LLC, 875 Third Avenue, New York, New York, c/o Aetos Alternatives Management, LLC 2180 Sand Hill Road, Suite 410, Menlo Park, CA 94025 and at the offices of JPMorgan Chase Bank, One American Lane, Floor 1, Greenwich, Connecticut, 06831, the Registrant’s Custodian, and at the offices of HedgeServ Limited, 75 St Stephens Green, 2nd Floor Dublin 2, Ireland, the Registrant’s Administrator.

Item 33. Management Services

Not applicable

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable

(3)	Not applicable

(4)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	(a)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 29th day of March, 2013.

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

By:	/s/ Michael Klein
Michael Klein, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

/s/ Michael Klein
	Michael Klein	President and Manager (Principal Executive Officer)	March 29, 2013

/s/ Scott Sawyer
	Scott Sawyer	Principal Accounting Officer	March 29, 2013

*
	Ellen Harvey	Manager

*
	Pierre de Saint Phalle	Manager

*
	Warren J. Olsen	Manager

* By:	/s/ Harold Schaaff
	Harold Schaaff, attorney-in-fact		March 29, 2013

EXHIBIT INDEX

EX -99(s)	Powers of Attorney.